Exhibit 2.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS (i) NOT MATERIAL AND (ii) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. REDACTED INFORMATION IS MARKED WITH A [***]. CERTAIN SCHEDULES OR SIMILAR ATTACHMENTS HAVE BEEN OMITTED FROM THIS EXHIBIT IN ACCORDANCE WITH ITEM 601(a)(5) of REGULATION S-K.

AGREEMENT AND PLAN OF MERGER

by and among

BEACH ACQUISITION CO PARENT, LLC,

BEACH ACQUISITION MERGER SUB, INC.

and

SKECHERS U.S.A., INC.

Dated as of May 4, 2025

-i-

3.22	LEGAL PROCEEDINGS; ORDERS	43
3.23	INSURANCE	43
3.24	RELATED PERSON TRANSACTIONS	43
3.25	BROKERS	43
3.26	SANCTIONS; TRADE CONTROLS; FCPA	43
3.27	DISCLOSURE DOCUMENTS	44
3.28	EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES	44

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES		45

4.1	ORGANIZATION; GOOD STANDING	45
4.2	POWER; ENFORCEABILITY	45
4.3	NON-CONTRAVENTION	46
4.4	REQUISITE GOVERNMENTAL APPROVALS	46
4.5	LEGAL PROCEEDINGS; ORDERS	46
4.6	OWNERSHIP OF COMPANY COMMON STOCK	47
4.7	BROKERS	47
4.8	OPERATIONS OF MERGER SUB	47
4.9	NO PARENT VOTE OR APPROVAL REQUIRED	47
4.10	STOCKHOLDER AND MANAGEMENT ARRANGEMENTS	47
4.11	SOLVENCY	47
4.12	FINANCING	48
4.13	GUARANTY	49
4.14	TAX CONSIDERATIONS	49
4.15	CAPITALIZATION OF MERGER SUB AND PARENT	49
4.16	DISCLOSURE DOCUMENTS	50
4.17	EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES	50

ARTICLE V INTERIM OPERATIONS OF THE COMPANY		51

5.1	AFFIRMATIVE OBLIGATIONS	51
5.2	FORBEARANCE COVENANTS	51
5.3	NO SOLICITATION	54

ARTICLE VI ADDITIONAL COVENANTS		58

6.1	REQUIRED ACTION AND FORBEARANCE; EFFORTS	58
6.2	FILINGS	59
6.3	WRITTEN CONSENT	61
6.4	INFORMATION STATEMENT/PROSPECTUS, REGISTRATION STATEMENT	61
6.5	FINANCING	62
6.6	COOPERATION WITH FINANCING	64
6.7	ANTI-TAKEOVER LAWS	68
6.8	ACCESS	68
6.9	SECTION 16(B) EXEMPTION	69
6.10	DIRECTORS’ AND OFFICERS’ EXCULPATION, INDEMNIFICATION AND INSURANCE	69
6.11	EMPLOYEE MATTERS	71
6.12	OBLIGATIONS OF THE BUYER PARTIES AND THE COMPANY	73
6.13	NOTIFICATION OF CERTAIN MATTERS	73
6.14	PUBLIC STATEMENTS AND DISCLOSURE	74
6.15	TRANSACTION LITIGATION	74
6.16	STOCK EXCHANGE DELISTING; DEREGISTRATION	74

-ii-

6.17	PARENT VOTE	75
6.18	TAX MATTERS	75
6.19	REPAID INDEBTEDNESS	76
6.20	PARENT LLCA	76
6.21	SUPPORT AGREEMENT	76

ARTICLE VII CONDITIONS TO THE MERGER		76

7.1	CONDITIONS TO EACH PARTY’S OBLIGATIONS TO EFFECT THE MERGER	76
7.2	CONDITIONS TO THE OBLIGATIONS OF THE BUYER PARTIES	77
7.3	CONDITIONS TO THE OBLIGATIONS OF THE COMPANY TO EFFECT THE MERGER	78

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		79

8.1	TERMINATION	79
8.2	MANNER AND NOTICE OF TERMINATION; EFFECT OF TERMINATION	81
8.3	FEES AND EXPENSES	81
8.4	AMENDMENT	83
8.5	EXTENSION; WAIVER	83

ARTICLE IX GENERAL PROVISIONS		83

9.1	SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS	83
9.2	NOTICES	84
9.3	ASSIGNMENT	85
9.4	CONFIDENTIALITY	85
9.5	ENTIRE AGREEMENT	85
9.6	THIRD PARTY BENEFICIARIES	86
9.7	SEVERABILITY	86
9.8	REMEDIES	86
9.9	GOVERNING LAW	88
9.10	CONSENT TO JURISDICTION	88
9.11	WAIVER OF JURY TRIAL	88
9.12	COMPANY DISCLOSURE LETTER REFERENCES	88
9.13	COUNTERPARTS	89
9.14	NO LIMITATION	89
9.15	DEBT FINANCING SOURCES	89
9.16	NO RECOURSE	90

Exhibits

Exhibit A	Form of Surviving Corporation Certificate of Incorporation

Exhibit B	Amended and Restated Parent LLCA

Exhibit C	Written Consent

-iii-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 4, 2025, by and among Beach Acquisition Co Parent, LLC, a Delaware limited liability company (“Parent”), Beach Acquisition Merger Sub, Inc., a Delaware corporation and a direct or indirect Subsidiary of Parent that is treated as a direct Subsidiary of Parent for U.S. federal income tax purposes (“Merger Sub”, and together with Parent, the “Buyer Parties”), and Skechers U.S.A., Inc., a Delaware corporation (the “Company”). Each of the Company, Parent and Merger Sub is sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in Article I.

RECITALS

A. The Company Board has established a committee of independent and disinterested members of the Company Board (the “Independent Committee”).

B. The Independent Committee has (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved and adopted this Agreement; and (iii) resolved to recommend that the Company Board approve and adopt this Agreement.

C. The Company Board has (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL upon the terms and subject to the conditions set forth herein; (ii) approved and adopted this Agreement and approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement and approve the Merger in accordance with the DGCL.

D. Each of the board of directors of Parent and the board of directors of Merger Sub has (i) declared it advisable to enter into this Agreement; and (ii) approved the adoption, execution and delivery of this Agreement, the performance of the respective covenants and other obligations of Parent and Merger Sub hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein.

E. Prior to the execution and delivery of this Agreement, and as a condition to the willingness of the Buyer Parties to enter into this Agreement, certain stockholders of the Company have entered into a Support Agreement (the “Support Agreement”) in connection with the Merger.

F. The Buyer Parties and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

G. Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Guarantor has duly executed and delivered to the Company a limited guaranty, dated as of the date of this Agreement, in favor of the Company (the “Guaranty”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Buyer Parties and the Company agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and representatives) that receives non-public information of or with respect to the Company Group to keep such information confidential; provided, however, that, in each case, the provisions contained therein are no less restrictive in any material respect to such counterparty (and any of its Affiliates and representatives named therein) than the terms of the Confidentiality Agreement, it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal.

(b) “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by the Buyer Parties) to engage in an Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated hereby) involving:

(i) any direct or indirect purchase or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties or their Affiliates or any group that includes the Buyer Parties or their Affiliates), whether from the Company or any other Person(s), of securities representing more than 15% of the total outstanding equity securities of the Company (by vote or economic interests) after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than 15% of the total outstanding equity securities of the Company (by vote or economic interests) after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase, license or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons of assets constituting or accounting for more than 15% of the consolidated assets, revenue or net income of the Company Group, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company pursuant to which any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons would hold securities representing more than 15% of the total outstanding equity securities of the Company (by vote or economic interests) after giving effect to the consummation of such transaction.

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For the avoidance of doubt, for purposes of this Agreement, (i) Parent and its Affiliates (other than the Company and its Subsidiaries) shall not be deemed to be Affiliates of the Company and its Subsidiaries and (ii) the Company and its Subsidiaries shall not be deemed to be Affiliates of the Parent and its Affiliates. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(e) “Antitrust and Foreign Investment Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and any applicable antitrust competition or investment laws and all other laws, whether in any domestic or foreign jurisdiction, that are designed or intended to prohibit, restrict or regulate (i) actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening or distorting of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger or (ii) direct or indirect acquisitions, investments or ownership or control of domestic equities, securities, entities, assets, land or interests, or otherwise to screen investments in sensitive activities from a national security perspective, in each case under this clause (ii), by a foreign Person.

(f) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company Group as of December 31, 2024 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2024.

(g) “Business Day” means each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of New York is closed.

(h) “Business Systems” means all computer hardware (whether general or special purpose), Software, databases, servers, workstations, routers, hubs, switches, networks, and all other electronic data processing, information technology and computer systems and equipment (including any outsourced electronic data processing, information technology, or computer systems) that are owned, leased or otherwise controlled by any member of the Company Group.

(i) “Code” means the Internal Revenue Code of 1986.

(j) “Company Board” means the Board of Directors of the Company.

(k) “Company Class A Common Stock” means the Class A Common Stock, par value $0.001 per share, of the Company.

(l) “Company Class B Common Stock” means the Class B Common Stock, par value, $0.001 per share, of the Company.

(m) “Company Common Stock” means the Company Class A Common Stock and Class B Common Stock.

(n) “Company Equity Plans” means the Skechers U.S.A. Inc. 2023 Incentive Award Plan and the Skechers U.S.A. Inc. 2017 Incentive Award Plan.

(o) “Company ESPP” means the Skechers U.S.A. Inc. 2018 Employee Stock Purchase Plan.

(p) “Company Group” means the Company and its Subsidiaries.

(q) “Company Intellectual Property” means all Intellectual Property owned, or purported to be owned, by any member of the Company Group.

(r) “Company Material Adverse Effect” means any change, event, violation, inaccuracy, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that have occurred on or prior to the date of determination of the occurrence of the Company Material Adverse Effect, is or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company Group, taken as a whole; provided, however, that none of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

(ii) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings in the United States or any other country; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii) changes in conditions in the industries in which the Company Group generally conducts business;

(iv) changes in regulatory, legislative or political conditions in the United States or any other country or region in the world;

(v) changes in trade regulations, such as the imposition of new or increased trade restrictions, tariffs, trade policies or disputes, or changes in, or any consequences resulting from, any “trade war” or similar actions in the United States or any other country or region in the world;

(vi) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism (including cyberattacks or cyberterrorism) or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world;

(vii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks and other force majeure events in the United States or any other country or region in the world;

(viii) any Effect resulting from the announcement of this Agreement or the pendency of the Merger and the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with employees, labor unions, suppliers, customers, lessors, partners, vendors or any other third Person (other than for purposes of any representation or warranty contained in Section 3.5 or Section 3.6, and the related conditions to the Closing);

(ix) the compliance by any Party with the terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement (other than for purposes of any representation or warranty contained in Section 3.5 or Section 3.6, and the related conditions to the Closing);

(x) any action taken or refrained from being taken, in each case which Parent has expressly approved, consented to or requested in writing following the date hereof;

(xi) changes or proposed changes in GAAP or other accounting standards or in any applicable laws or regulations (or the enforcement or interpretation of any of the foregoing);

(xii) changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xiii) any failure, in and of itself, by the Company Group to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred); and

(xiv) the availability or cost of equity, debt or other financing to the Buyer Parties;

except, with respect to clauses (i), (ii), (vi), (vii) and (xi), to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other companies of a similar size operating in the industries in which the Company Group conducts business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect.

(s) “Company Preferred Stock” means the Preferred Stock, par value $0.001 per share, of the Company.

(t) “Company PSA” each award of restricted stock of the Company issued under the Company Equity Plans whose vesting is conditioned in full or in part based on achievement of performance goals or metrics.

(u) “Company PSA Consideration” means one Class P Unit (as defined in the A&R Parent LLCA).

(v) “Company RSA” means each award of restricted stock of the Company issued under the Company Equity Plans, other than a Company PSA.

(w) “Company RSU” means each award of restricted stock unit granted under the Company Equity Plans.

(x) “Company Stockholders” means the holders of shares of Company Common Stock.

(y) “Compliant” means, with respect to any applicable Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the Required Information not misleading in light of the circumstances in which it was made and such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements for information customarily included in offerings of high yield debt securities pursuant to Rule 144A under the Securities Act (giving effect to all supplements and updates provided thereto prior to the commencement of the Marketing Period), (ii) with respect to any interim financial statements, such interim financial statements have been reviewed by the Company’s auditors as provided in the procedures specified by the Public Company Accounting Oversight Board in AS 4105 (Reviews of Interim Financial Information) and (iii) the financial statements and other financial information included in such Required Information are, and remain throughout the Marketing Period, sufficiently current to satisfy the requirements of Rule 3-12 of Regulation S-X under the Securities Act to permit a registration statement of the Company using such financial statements to be declared effective by the Securities and Exchange Commission on the last day of the Marketing Period and are sufficient to permit the Company’s independent accountants to issue a customary “comfort letter” to the underwriters or initial purchasers in a private placement of high yield debt securities pursuant to Rule 144A under the Securities Act, including as to customary negative assurances and change period comfort in a “Rule 144A for life” issuance of non-convertible high yield debt securities.

(z) “Constructive Disposition” means, with respect to a security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative, swap, “put-call,” margin, securities lending or other transaction that has or reasonably would be expected to have the effect of changing, limiting, arbitraging or reallocating the economic benefits and risks of ownership of such security.

(aa) “Continuing Employees” means each individual who is an employee of the Company Group immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) on and immediately following the Effective Time.

(bb) “Contract” means any (i) written contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or (ii) other binding agreement, in each case excluding invoices, purchase orders and sales orders issued in the ordinary course of business.

(cc) “Data Security Requirements” means, collectively, all of the following to the extent relating to privacy, data protection, data security, or security breach notification requirements and to the extent applicable to a Company Group entity from time to time: (i) the Company Group’s published privacy policies; (ii) all applicable laws, rules and regulations, including the California Consumer Privacy Act (CCPA) as amended by the California Privacy Rights Act and other subsequent amendments, the Privacy and Electronic Communications Directive (2002/58/EC) (the “ePrivacy Directive”) and the General Data Protection Regulation (2016/679) (the “GDPR”) and any national legislation implementing or supplementing the ePrivacy Directive or the GDPR, the United Kingdom’s Data Protection Act 2018 and the GDPR as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of the European Union (Withdrawal) Act 2018 (to the extent applicable) (“Data Protection Laws”); and (iii) any binding standards (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)).

(dd) “Debt Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide, syndicate or arrange all or any part of the Debt Financing, including the agent and lender parties to any commitment letter (including the Debt Commitment Letter), joinder agreements, credit agreements, indentures, purchase agreements or similar documents entered into in connection therewith, together with their respective former, current and future Affiliates and their and their respective former, current and future Affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns.

(ee) “DOJ” means the United States Department of Justice or any successor thereto.

(ff) “Election Record Time” means the close of business on the Business Day immediately prior to the date of this Agreement.

(gg) “Environmental Law” means any law or order relating to pollution, the protection of natural resources and the environment (including ambient air, surface water, groundwater or land) or human or worker health and safety, including exposure of any Person with respect to Hazardous Substances or otherwise relating to the production, use, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances, or the investigation, clean-up or remediation thereof.

(hh) “ERISA” means the Employee Retirement Income Security Act of 1974.

(ii) “Exchange Act” means the Securities Exchange Act of 1934.

(jj) “FCPA” means the Foreign Corrupt Practices Act of 1977.

(kk) “FTC” means the United States Federal Trade Commission or any successor thereto.

(ll) “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(mm) “Governmental Authority” means any government, governmental or regulatory entity or body, department, commission, bureau, council, board, agency or instrumentality, and any court, tribunal, arbitrator or arbitral body (public or private) or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign.

(nn) “Hazardous Substance” means any substance, material or waste that is characterized or regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” or for which liability or standards of conduct may be imposed pursuant to any Environmental Law, including petroleum and petroleum products and by-products, polychlorinated biphenyls, radioactive materials, noise, odor, per- and polyfluoroalkyl substances and asbestos.

(oo) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(pp) “Indebtedness” means any of the following liabilities or obligations: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith); (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case whether or not drawn, contingent or otherwise); (iv) liabilities pursuant to capitalized leases; (v) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (vi) deferred purchase price liabilities related to past acquisitions; (vii) payment obligations arising in connection with earnouts or other contingent payment obligations under Contracts (other than contingent indemnification obligations that have not matured and as to which no claims have been made, or to the Knowledge of the Company, threatened); and (viii) indebtedness of others guaranteed by the Company Group or secured by any lien or security interest on the assets of the Company Group; provided, that “Indebtedness” shall exclude (A) any liabilities or obligations of the type specified in clauses (i)-(viii) of this definition that is solely between or among members of the Company Group and (B) trade payables in the ordinary course of business.

(qq) “Intellectual Property” means all intellectual property or similar proprietary rights anywhere in the world, whether registered or unregistered, arising under: (i) all patents and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof) (“Patents”); (ii) all copyrights, mask works and design rights (“Copyrights”); (iii) trademarks, service marks, trade dress, trade names, taglines, domain names, social media identifiers (such as an Instagram® Handle) and related accounts, brand names, logos and corporate names, together with all goodwill connected with the use thereof and symbolized thereby (“Trademarks”); (iv) trade secrets, know-how, inventions, processes, procedures, database rights and rights in data, confidential business information and other proprietary information (“Trade Secrets”); (v) rights in Software; and (vi) Internet addresses and other computer identifiers.

(rr) “IRS” means the United States Internal Revenue Service or any successor thereto.

(ss) “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of (i) the Company’s Chief Financial Officer or General Counsel, (ii) Director, Tax or (iii) Senior Vice President, Global Controller, in each case after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question.

(tt) “Legal Proceeding” means any claim, action, charge, audit, lawsuit, litigation, investigation (to the Knowledge of the Company, as used in relation to the Company Group) or other similarly formal legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(uu) “Marketing Period” means the first period of 15 consecutive Business Days (A) commencing on the later of (i) the date on which Parent shall have received all Required Information which is Compliant and (ii) the date on which the conditions set forth in Section 7.1 and Section 7.2 are satisfied (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or, in the case of this clause (ii), if earlier, the date on which Parent in its sole discretion notifies the Company that it intends to commence the Marketing Period and (B) throughout which nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 and Section 7.2 to fail to be satisfied or any Required Information to fail to remain Compliant; provided, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of such 15 consecutive Business Day period, (A) the auditor of the applicable audited financial statements of the Company shall have withdrawn, or has advised the Company in writing that it intends to withdraw, its audit opinion with respect to any audited financial statements included in the Required Information, in which case the Marketing Period shall stop and a new period of 15 consecutive Business Days shall not commence unless and until a new unqualified audit opinion is issued with respect to the audited financial statements of the Company for the applicable periods by such firm or another independent public accounting firm of recognized national standing or (B) the Company shall have publicly announced in a Company SEC Report any intention to restate any financial statements included in the Required Information or shall have publicly announced in a Company SEC Report that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall stop and a new period of 15 consecutive Business Days shall not commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced in a Company SEC Report that it has concluded that no restatement shall be required in accordance with GAAP; provided, further that (1) none of November 26, 2025, November 27, 2025 or November 28, 2025 shall be counted as a Business Day for purposes of such 15 consecutive Business Day period (it being understood that the exclusion of such days shall not end or restart such 15 consecutive Business Day period), (2) the Marketing Period shall either be completed on or prior to August 21, 2025 or commence no earlier than September 2, 2025; (3) the Marketing Period shall either be completed on or prior to December 18, 2025 or commence no earlier than January 5, 2026; and (4) the Marketing Period shall either be completed on or prior to February 11, 2026, or commence after the receipt of Compliant audited financial statements of the Company for the fiscal year ending December 31, 2025; provided, further that the Marketing Period in any event shall end on any earlier date on which the Debt Financing is consummated. If at any time the Company shall in good faith reasonably believe that it has provided the Required Information, the Company may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement to deliver the Required Information will be deemed to have been satisfied as of the date of such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within three Business Days after the receipt of such notice from the Company, delivers a written notice to the Company to that effect (stating with specificity which portion of the Required Information the Company has not delivered), following which the Required Information shall be deemed to have been received by Parent as soon as the Company delivers to Parent such specified portion of the Required Information that is Compliant.

(vv) “Material Contract” means any of the following Contracts:

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company Group, taken as a whole;

(ii) any material Contract with any of the top 20 suppliers (including manufacturers) or service providers (excluding legal service providers) to the Company Group, taken as a whole, determined on the basis of expenditures by the Company Group, taken as a whole, for the 12 months ended December 31, 2024 and December 31, 2023 (the “Material Suppliers”);

(iii) any material Contract with any of the top 20 customers to the Company Group, taken as a whole, determined on the basis of consolidated revenue received by the Company Group, taken as a whole, for the 12 months ended December 31, 2024 and December 31, 2023 (the “Material Customers,” and together with the Material Suppliers, the “Material Relationships”);

(iv) any Contract containing any covenant or other provision (A) limiting the right of the Company Group to engage in any material line of business or to compete with any Person in any line of business that is material to the Company Group; (B) prohibiting the Company Group from engaging in any business with any Person or levying a fine, charge or other payment for doing so; or (C) containing and limiting the right of the Company Group pursuant to any “most favored nation” or “exclusivity” provisions, in each case that limits in any material respect the operation of the Company Group taken as a whole as currently operated and other than any such Contracts that (1) may be cancelled without material liability to the Company or its Subsidiaries upon notice of 90 days or less, or (2) are not material to the Company Group, taken as a whole;

(v) any Contract (A) relating to the disposition or acquisition of assets by the Company Group with a value or purchase price greater than $15,000,000 after the date hereof other than in the ordinary course of business; or (B) pursuant to which the Company Group will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company;

(vi) any Contract pursuant to which a member of the Company Group has been granted from, or grants to, any third party any license or other right (including covenants not to sue, non-assertion agreements or coexistence agreements) with respect to any material Intellectual Property, other than Ordinary Course Licenses;

(vii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to Indebtedness;

(viii) any Lease;

(ix) any contract providing for property management or similar services;

(x) any Contract providing for indemnification of any officer, director or employee by the Company Group, other than (A) Contracts entered into on substantially the same form as the Company Group’s standard forms previously made available to Parent, and (B) Contracts entered into in the ordinary course of business that include indemnities related to the product or service to be provided by such Contract;

(xi) any Contract that is an agreement in settlement of a dispute that imposes material obligations on the Company Group after the date hereof;

(xii) any Collective Bargaining Agreement; and

(xiii) any Contract that involves a material joint venture entity, limited liability company or legal partnership (excluding, for avoidance of doubt, reseller agreements, sponsorship or endorsement agreements and other commercial agreements that do not involve the formation of an entity with any third Person).

(ww) “Maximum Equity Election Cap” means 29,920,623 shares of Company Common Stock.

(xx) “NYSE” means the New York Stock Exchange and any successor stock exchange.

(yy) “Ordinary Course License” means any of the following: (i) a non-exclusive licenses for commercially available off-the-shelf Software; (ii) non-disclosure agreements entered into in the ordinary course of business that do not include licenses to Intellectual Property rights; (iii) employee, contractor and consultant invention assignment agreements entered into in the ordinary course of business; (iv) non-exclusive licenses entered into in the ordinary course of business that are incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license; (v) non-exclusive licenses or covenants not to assert Intellectual Property granted to customers, service providers, suppliers, distributors, original equipment manufacturers, resellers and value-added resellers in connection with the use, implementation, reproduction, sale or distribution of any of such grantor’s products in the ordinary course of business; (vi) non-exclusive rights to use or otherwise exploit Intellectual Property of any member of the Company Group for the purposes of promoting such member’s products or services; and (vii) permission or rights to identify a member of the Company Group as a party to a business relationship with such third party, such as a customer or reseller of or supplier to such third party.

(zz) “Parent Units” means the limited liability company units of Parent designated as Common Units in the A&R Parent LLCA.

(aaa) “Payoff Deliverables” means customary payoff letters reasonably satisfactory to Parent with respect to the Repaid Indebtedness, which shall provide (i) the total amount required to be paid to fully satisfy the applicable Indebtedness and other obligations thereunder (other than those obligations expressly permitted to survive thereunder) (the “Payoff Amounts”), (ii) wire instructions for payment of such Payoff Amounts and (iii) that upon payment of the Payoff Amounts set forth in such payoff letter, all guarantees and liens, if any, in connection with the applicable Repaid Indebtedness shall be automatically and immediately released and terminated.

(bbb) “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests that are not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions and licenses of Intellectual Property); (iv) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (v) liens imposed by applicable law (other than Tax law); (vi) pledges or deposits to secure obligations pursuant to workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (viii) defects, imperfections or irregularities in title, easements, covenants and rights of way and other similar liens (or other encumbrances of any type) (in each case, unrecorded and of record), in each case that do not adversely affect in any material respect the current use by the Company Group or, with respect to Owned Real Property, value of the applicable property owned, leased, used or held for use by the Company Group; (ix) zoning, building and other similar codes or restrictions which are not violated in any material respect by the current use by the Company Group of the applicable property owned, leased, used or held for use by the Company Group, (x) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports filed as of the date hereof; (x) any other liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business, and that would not, individually or in the aggregate, have a material effect on the Company Group, taken as a whole; (xii) statutory, common law or contractual liens (or other encumbrances of any type) of landlords or liens against the interests of the landlord, sublandlord or owner of any Leased Real Property or other real property leased, subleased or licensed by the Company Group; or (xiii) liens in favor of (including exclusive licenses to) any member of the Company Group.

(ccc) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(ddd) “Personally Identifiable Information” means all data that identifies an individual or, in combination with any other information or data, is capable of identifying an individual, or which is otherwise defined as ‘personal data,’ ‘personally identifiable information,’ ‘protected health information,’ or similar term under applicable Data Protection Laws.

(eee) “Processed” or “Processing” means to store, collect, copy, process, transfer, transmit, display, access, use, adapt, record, retrieve, organize, structure, erase or disclose, and any actions that are otherwise defined as ‘processed’ or ‘processing’ under applicable Data Protection Laws.

(fff) “Repaid Indebtedness” means the Indebtedness set forth on Section 1.1(fff) of the Company Disclosure Letter.

(ggg) “Representatives” means, with respect to any Person, its directors, officers, employees, consultants, agents, representatives and advisors.

(hhh) “Required Information” means (i) all financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of debt securities on a registration statement on Form S-1 under the Securities Act of the Company to consummate the offerings of high yield debt securities contemplated by the Debt Commitment Letter, assuming that such offering(s) were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made (including all audited financial statements (which, for the avoidance of doubt, will include audited financial statements for and as of the fiscal years ended December 31, 2022, December 31, 2023, and December 31, 2024) and all unaudited financial statements (which will have been reviewed by the Company’s independent public accountants as provided in Statement on Auditing Standards 100)); and (ii)(A) information, financial statements and financial data of the Company and its Subsidiaries that is reasonably requested by Parent in writing and of the type customarily included in an offering memorandum with respect to a private placement of high yield debt securities pursuant to Rule 144A under the Securities Act (including information that would be required by Regulation S-X and Regulation S-K in a registered offering on Form S-1 under the Securities Act to the extent customarily included in such an offering memorandum) or (B) as otherwise necessary to receive from the Company’s independent public accountants (and any other accountant to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum), customary “comfort” (including “negative assurance” comfort and change period comfort), together with drafts of customary comfort letters that such independent public accountants are prepared to deliver upon the “pricing” of any high-yield bonds being issued in connection with any portion of the Debt Financing, with respect to the financial information to be included in such offering memorandum. Notwithstanding anything to the contrary in clauses (i) and (ii), nothing will require the Company to provide (or be deemed to require the Company to prepare) any (1) pro forma financial statements; (2) description of all or any portion of the Debt Financing, including any “description of notes”, “plan of distribution” or any other information customarily provided by initial purchasers or underwriters in such offering; (3) risk factors relating to all or any component of the Debt Financing or (4) other information required by Rule 3-05, Rule 3-09, Rule 3-10, Rule 3-16 or Rule 4-08 of Regulation S-X, (5) segment reporting or XBRL exhibits, (6) information required by Item 10, Item 302, Item 402 (including any Compensation Discussion and Analysis required by Item 402(b)) and Item 601 of Regulation S-K and information regarding executive compensation and certain related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, or (7) any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A).

(iii) “Sanctioned Country” means any country or region or territory that is the target of comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, so-called “Donetsk People’s Republic,” and so-called “Luhansk People’s Republic” regions of Ukraine).

(jjj) “Sanctioned Person” means (i) any Person listed on any U.S., United Kingdom, or European Union Sanctions related list of designated Persons, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons; (ii) the government of a Sanctioned Country or the Government of Venezuela; (iii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or whether relevant under applicable Sanctions, controlled by a Person or Persons described in clause (i) or (ii); or (iii) any Person located, organized, or ordinarily resident in a Sanctioned Country.

(kkk) “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (ii) the United Nations Security Council, the European Union, any European Union member state or His Majesty’s Treasury of the United Kingdom.

(lll) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(mmm) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(nnn) “Securities Act” means the Securities Act of 1933.

(ooo) “Software” means all computer software (in object code or source code format), associated databases, and related specifications, designs, documentation and materials.

(ppp) “Solvent” means, when used with respect to any Person, that, on a consolidated basis as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the amount of all liabilities of such Person, as of such date, as such amounts are determined in accordance with applicable law governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its debts as such debts become absolute and matured, (ii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, (iii) such Person will be able to pay its liabilities and debts as they mature and (iv) such Person is not insolvent under applicable law.

(qqq) “Specified Letter” means a pre-consummation letter from the Federal Trade Commission in similar form to that set forth in its blogpost dated August 3, 2021 and posted at this link: https://www.ftc.gov/system/files/attachments/blog_posts/Adjusting%20merger%
20review%20to%20deal%20with%20the%20surge%20in%20merger%20filings/sample_pre-consummation_warning_letter.pdf, or a letter of, and limited to, similar substance from the Federal Trade Commission or DOJ.

(rrr) “Specified Data Breach” means the unauthorized (i) disclosure of Personally Identifiable Information in the possession, custody or control of any member of the Company Group or that is processed on behalf of any member of the Company Group; or (ii) access, use, theft, transmission or transfer of Personally Identifiable Information Processed by or in the possession, custody or control of any member of the Company Group that, in the case of each of clauses (i) or (ii), would reasonably be expected to (A) negatively impact in any material respect, the business, reputation, or results of operation of the Company Group; or (B) result in any member of the Company Group having any material obligation under applicable Data Protection Law to provide notification regarding any of the foregoing to any Person or Governmental Authority.

(sss) “Subsidiary” of any Person means (i) a corporation of which more than 50% of the combined voting power of the outstanding voting equity securities of such corporation is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the manager or managing member and has the power to direct the policies, management and affairs of such limited liability company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof. Notwithstanding anything to the contrary in this Agreement, for purposes of this Agreement, following the Closing, each of the Surviving Corporation and its Subsidiaries will be deemed to be a Subsidiary of Parent.

(ttt) “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction that is fully financed or has fully committed financing to consummate such Acquisition Transaction on terms that the Company Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, (1) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal (including certainty of closing) and the identity of the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, and (2) if consummated, would be more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger (taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(uuu) “Tax” means any United States federal, state, local and non-United States taxes, assessments and similar governmental charges and impositions in the nature of taxes (including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation and value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes), together with all interest, penalties and additions imposed with respect to such amounts imposed by any Governmental Authority.

(vvv) “Trade Controls” means (i) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (ii) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

(www) “Transaction Litigation” means any Legal Proceeding commenced or threatened by any Person (including any current or former holder of Company Common Stock or any other securities of any member of the Company Group) against a Party or any of its Subsidiaries or any of its or their Representatives or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or any of its or their Representatives, in each case in connection with, arising from or otherwise relating to or regarding the Merger or any other transaction contemplated by this Agreement, including the Support Agreement, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Information Statement, Registration Statement or any other communications to the Company Stockholders, other than any Legal Proceedings among the Parties related to this Agreement.

(xxx) “Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Support Agreement, the Guaranty, and the Equity Commitment Letter.

(yyy) “Transfer” means to, directly or indirectly, sell, transfer, assign, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, including by way of Constructive Disposition, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, or similar disposition of, any Company Common Stock owned by a Person or any interest (including a beneficial interest) in any Company Common Stock owned by a Person.

(zzz) “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar foreign, state or local law, regulation or ordinance.

1.2 Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section
A&R Parent LLCA	6.20
Advisor	3.3(c)
Agreement	Preamble
AI Technology	3.16(h)
Alternative Acquisition Agreement	5.3(a)
Alternative Financing	6.5(c)
Anti-Corruption Laws	3.26(b)
Bankruptcy and Equity Exceptions	4.12(b)
Buyer Parties	Preamble
Bylaws	3.1
Capitalization Date	3.7(a)
Cash Election	2.7(b)(i)
Cash Election Consideration	2.7(b)(i)
Cash Election Shares	2.7(b)(i)
Certificate of Merger	2.2
Certificates	2.10(c)
Charter	2.5(a)
Chosen Courts	9.10
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreement	3.19(a)
Company	Preamble
Company 401(k) Plan	6.11(f)
Company Board Recommendation	3.3(b)
Company Board Recommendation Change	5.3(c)(i)
Company Disclosure Letter	Article III
Company EPS PSAs	2.8(b)(ii)
Company Equity Awards	3.7(b)
Company Related Parties	8.3(f)
Company RSA Consideration	2.8(a)
Company RSU Consideration	2.8(c)
Company rTSR PSAs	2.8(b)(ii)
Company SEC Reports	3.9
Company Securities	3.7(c)
Company Termination Fee	8.3(b)(i)
Confidentiality Agreement	9.4
Consent	3.6
Continuation Period	6.11(c)
D&O Insurance	6.10(c)
Debt Commitment Letter	4.12(a)
Debt Financing	4.12(a)
Debt Financing Fee Letter	4.12(a)

Definitive Debt Financing Agreements	6.5(a)
Delayed Consideration	2.8(e)
Detriment	6.2(b)
DGCL	Recitals
Dissenting Company Shares	2.7(e)(i)
EDGAR	3.9
Effective Time	2.2
Election Deadline	2.9(b)(i)(2)
Election Form	2.9(b)(i)
Election Form Mailing Date	2.9(b)(i)
Electronic Delivery	9.13
Employee Plan	3.18(a)
Enforceability Limitations	3.2
Equity Commitment Letter	4.12(a)
Equity Financing	4.12(a)
ERISA Affiliate	3.18(b)
Exchange Agent	2.10(a)
Exchange Fund	2.10(b)
Financing	4.12(a)
Financing Commitment Letters	4.12(a)
Guarantor	4.13
Guaranty	Recitals
Indemnified Persons	6.10(a)
Independent Committee	Recitals
Information Statement	6.4(a)
Information Statement/Prospectus	6.4(a)
Initial Threshold Date	5.3(b)
Intended Tax Treatment	2.14
Intervening Event	5.3(d)(i)
Lease	3.14(b)
Leased Real Property	3.14(b)
Lender Protective Provisions	9.15
Marketing Material	6.6(a)(iv)
Maximum Annual Premium	6.10(c)
Merger	Recitals
Merger Consideration	2.7(b)
Merger Sub	Preamble
Merger Sub Equity Interests	4.15
Merger Sub Shares	4.15
Mixed Election	2.7(b)(ii)
Mixed Election Cash Consideration	2.7(b)(ii)
Mixed Election Consideration	2.7(b)(ii)
Mixed Election Equity Consideration	2.7(b)(ii)
Mixed Election Shares	2.7(b)(ii)
New Plan	6.11(d)
Non-Election Shares	2.7(b)(iii)
Notice Period	5.3(d)(ii)(3)
Old Plans	6.11(d)
Owned Company Share	2.7(c)
Owned Real Property	3.14(a)

Parent	Preamble
Parent 401(k) Plan	6.11(f)
Parent Damage Cap	8.3(f)
Parent Equity Interests	4.15
Parent Related Parties	8.3(f)
Parent Subsidiaries	4.15
Parent Subsidiaries Equity Interests	4.15
Parent Subsidiaries Shares	4.15
Parent Termination Fee	8.3(c)
Parent Written Consent	6.17
Party	Preamble
Permits	3.20
Prospectus	6.4(a)
Real Property	3.14(b)
Recent SEC Reports	Article III
Registered Company Intellectual Property	3.16(a)
Registration Statement	6.4(a)
Remedies	6.2(b)
Required Amount	4.12(a)
Required Materials	2.9(b)(i)(2)
Requisite Stockholder Approval	3.4
Sublease	3.14(c)
Support Agreement	Recitals
Surviving Corporation.	2.1
Tax Returns	3.17(a)
Termination Date	8.1(c)
Threshold Date	5.3(b)
Uncertificated Shares	2.10(c)
Written Consent	3.4

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated, and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.” When used herein, the phrase “the date hereof” means “the date of this Agreement.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such entity.

(i) When used herein, references to “ordinary course” or “ordinary course of business” will be construed to mean “ordinary course of business, consistent with past practices of the Company or consistent with the then-current practices in similar circumstances of other companies generally in the industry in which the Company operates.”

(j) A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in that Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. A reference to “law” will refer to any legislation, statute, law (including common law), ordinance, rule, regulation or stock exchange listing requirement, as applicable, and “order” will refer to any decree, judgment, injunction or other order in any Legal Proceedings by or with any Governmental Authority. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, and any exhibits, schedules, annexes, statements of work, riders and other documents attached thereto.

(k) All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP. An item arising with respect to a specific representation or warranty will be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent that any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that is specifically related to such item; or (ii) such item is specifically set forth on the balance sheet or financial statements or is specifically set forth in the notes thereto (provided, that an amount with respect to such item is included in such notes), in each case of clauses (i) and (ii), if an amount is so shown or set forth on such balance sheet or financial statement or notes thereto, solely to the extent of such amount.

(l) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following May 18 is June 18 and one month following May 31 is July 1). When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(n) The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and therefore waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o) No summary of this Agreement or any Exhibit or Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(p) The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of law or breach of contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement. Nothing in the Company Disclosure Letter constitutes an admission against the Company’s interest or represents the Company’s legal position or legal rights on the matter so disclosed. No reference in this Agreement to dollar amount thresholds will be deemed to be evidence of a Company Material Adverse Effect or materiality.

(q) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

(r) Documents or other information or materials will be deemed to have been “made available,” “furnished,” “provided” or “delivered” by the Company if such documents, information or materials have been physically or electronically delivered to the relevant Party prior to the date of this Agreement, including by being posted to a virtual data room managed by the Company at www.dfsvenue.com prior to 5:00 p.m. Eastern time on May 2, 2025 or filed with or furnished to the SEC and available on EDGAR.

(s) References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by Electronic Delivery. “Written” will be construed in the same manner.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company will cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The consummation of the Merger (the “Closing”) shall take place by the remote exchange of electronic copies of documents and signatures (including by Electronic Delivery) on a date to be agreed upon by Parent and the Company that is no later than (a) the second Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and/or date as Parent and the Company mutually agree in writing. Notwithstanding the foregoing or anything to the contrary herein, if the Marketing Period has not ended at the time of the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing), then the Closing will occur on the earlier of (i) any Business Day during the Marketing Period specified by Parent to the Company on no less than on two Business Days’ prior written notice to the Company; and (ii) the third Business Day after the final day of the Marketing Period (as may be extended pursuant to the definition of Marketing Period) (subject, in the case of each of (i) and (ii), to the satisfaction or waiver (to the extent permitted hereunder) of all of the conditions set forth in Article VII, other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), except that if any of the conditions set forth in Article VII are not satisfied or waived (to the extent permitted hereunder) on any such third Business Day, then the Closing will take place on the first Business Day on which all such conditions have been satisfied or waived (to the extent permitted hereunder). The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Surviving Corporation Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 6.10(a), the Amended and Restated Certificate of Incorporation of the Company, as amended (the “Charter”), will be amended and restated in its entirety to read as set forth in Exhibit A attached hereto, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b) Surviving Corporation Bylaws. At the Effective Time, subject to the provisions of Section 6.10(a), the bylaws of the Company will be amended and restated in their entirety to read as the bylaws of Merger Sub until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6 Directors and Officers.

(a) Directors of the Surviving Corporation. At the Effective Time, the initial directors of the Surviving Corporation will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(b) Officers of the Surviving Corporation. At the Effective Time, the initial officers of the Surviving Corporation will be the officers of the Company as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed or until their earlier death, resignation or removal.

2.7 Effect of Merger on Company Common Stock.

(a) Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the Buyer Parties, the Company or the holders of any of the following securities, each share of common stock, par value $0.001 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation.

(b) Conversion of Company Common Stock. Subject to Section 2.9(a), at the Effective Time, by virtue of the Merger and without any action on the part of the Buyer Parties, the Company or the holders of any of the following securities, each share of Company Common Stock that is outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be cancelled and extinguished and automatically converted into the right to receive the following consideration (collectively, the “Merger Consideration”):

(i) each share of Company Common Stock with respect to which an election to receive only cash (a “Cash Election”) has been validly made and not revoked, deemed revoked or lost (“Cash Election Shares”) shall be converted into the into the right to receive cash in an amount equal to $63.00, without interest thereon (the “Cash Election Consideration”);

(ii) each share of Company Common Stock with respect to which an election to receive a mixture of cash and Parent Units (a “Mixed Election”) has been validly made and not revoked, deemed revoked or lost (“Mixed Election Shares”) shall be converted into the right to receive (1) an amount in cash equal to $57.00 (the “Mixed Election Cash Consideration”) and (2) one Parent Unit (the “Mixed Election Equity Consideration” and together with the Mixed Election Cash Consideration, the “Mixed Election Consideration”); and

(iii) each share of Company Common Stock with respect to which a Mixed Election or Cash Election Consideration has not been validly made or has been revoked, deemed revoked or lost before the Election Deadline (“Non-Election Shares”) shall be converted automatically into the right to receive the Cash Election Consideration.

(c) Owned Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Buyer Parties, the Company or the holders of any of the following securities, each share of Company Common Stock that is (A) held by the Company Group; (B) owned by the Buyer Parties; or (C) owned by any direct or indirect Subsidiary of the Buyer Parties as of immediately prior to the Effective Time (each, an “Owned Company Share”) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d) Certain Adjustments. The Merger Consideration will be adjusted appropriately (and subject to the terms of the Charter) to reflect the effect of any stock split, reverse stock split, stock distribution or dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

(e) Statutory Rights of Appraisal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Company Stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (such shares being referred to collectively as the “Dissenting Company Shares” until such time as the holder thereof fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under the Laws of the State of Delaware with respect to such shares) will not be converted into, or represent the right to receive, the Merger Consideration pursuant to this Section 2.7. Holders of Dissenting Company Shares will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL (and in such case, at the Effective Time the Dissenting Company Shares will no longer be outstanding and will automatically be canceled and cease to exist, and each holder of Dissenting Company Shares will cease to have any rights with regard thereto except such holder’s right to receive the appraised value of such Dissenting Company Shares to the extent afforded by Section 262 of the DGCL), except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will cease to be Dissenting Company Shares and will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Cash Election Consideration (unless such holder of Dissenting Company Shares shall thereafter, but prior to the Election Deadline, otherwise make a Mixed Election in accordance with Section 2.9 of this Agreement), without interest thereon, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.10.

(ii) The Company will give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares; and (B) the opportunity to lead all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company may not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle, or approve the withdrawal of, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with Section 262 of the DGCL or agree to do any of the foregoing.

2.8 Equity Awards.

(a) Company RSAs. At the Effective Time, by virtue of the Merger, each Company RSA, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall be fully vested, cancelled and automatically converted into the right to receive the Cash Election Consideration for each share of Company Common Stock subject to such Company RSA, subject to any applicable withholding Taxes payable in respect thereof (the “Company RSA Consideration”).

(b) Company PSAs.

(i) Conversion of Company PSAs. At the Effective Time, by virtue of the Merger, each Company PSA shall be cancelled and replaced with a right to receive the Company PSA Consideration for each share of Company Common Stock subject to such Company PSA (with any performance conditions deemed to be earned as forth in Section 2.8(b)(ii)). Such replacement award shall be subject to (A) the same service-based vesting conditions as were applicable to the replaced Company PSA and (B) all other terms and conditions as were applicable to the corresponding Company PSAs as of immediately prior to the Effective Time (excluding the performance-based vesting terms contained in such Company PSA, and including any accelerated vesting terms upon a qualifying termination of service contained in such Company PSA). Each holder of such a replacement award shall be entitled to have any Tax withholding due upon vesting satisfied by having the minimum number of Class P Units (as defined in the A&R Parent LLCA) withheld having a fair market value, as determined consistent with the value used to calculate the Tax withholding, equal to such Tax withholding obligation, calculated using maximum statutory Tax rates.

(ii) Performance Condition Measurement. Performance for the Company PSAs shall be measured as follows, as reasonably determined in good faith by the Company Board: (A) with respect to any Company PSAs for which performance is measured based on relative total shareholder return (the “Company rTSR PSAs”), based on actual performance through the Effective Time (or, if earlier, based on actual performance through the measurement date of Company rTSR PSAs), (B) with respect to any Company PSAs for which performance is measured based on earnings per share (the “Company EPS PSAs”) and the applicable performance period has not ended as of the Effective Time, based on target performance and (C) with respect to any other Company EPS PSAs for which the performance period has already ended as of the Effective Time, based on actual performance through the measurement date of such Company EPS PSAs.

(c) Company RSUs. At the Effective Time, by virtue of the Merger, each Company RSU, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time and that was granted on or before the date of this Agreement shall be fully vested, cancelled and automatically converted into the right to receive the Cash Election Consideration for each share of Company Common Stock subject to such Company RSU, subject to any applicable withholding Taxes payable in respect thereof (the “Company RSU Consideration”). At the Effective Time, by virtue of the Merger, each Company RSU that is outstanding as of immediately prior to the Effective Time and that was granted after the date of this Agreement shall be treated as set forth in Section 5.2(l) of the Company Disclosure Letter.

(d) Company ESPP. Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company ESPP) shall take all actions as it deems necessary or appropriate to ensure that (i) participation in the Company ESPP shall be limited to those employees who are participants on the date of this Agreement, (ii) participants may not increase their payroll deduction elections or rate of contributions from those in effect on the date of this Agreement or make any separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, (iii) no new offering period shall be commenced after the date of this Agreement, (iv) as of the earlier of the first scheduled purchase date following the date of this Agreement or a date that is no later than the last trading day before the Effective Time, each participant’s then-outstanding share purchase right under the Company ESPP shall be automatically exercised by applying the payroll deductions of each participant holding such rights for the offering period in which the Effective Time occurs to the purchase of Shares at the option price applicable to such purchase right and (v) the Company ESPP shall terminate as of the Effective Time. All Shares purchased pursuant to the Company ESPP shall be treated in accordance with Section 2.8.

(e) Payment. For each Person who becomes entitled to Company RSA Consideration or Company RSU Consideration under this Section 2.8, (i) 100% of the Company RSA Consideration and 50% of the Company RSU Consideration payable to such Person shall be paid within 10 Business Days following the Closing Date, and (ii) the remaining Company RSU Consideration payable to such Person (the “Delayed Consideration”) shall be paid on the earlier of (i) the date that is six months following the Closing Date and (ii) March 15 of the year following the Closing Date, together with interest accrued on such Delayed Consideration, which interest shall accrue from the Closing Date through the payment date at a rate no less than the short-term applicable federal rate (determined in accordance with Section 1274(d) of the Code) for the month in which the Closing occurs, compounded monthly. Parent shall cause the Surviving Corporation or one or more of its Subsidiaries to pay the Company RSA Consideration and the Company RSU Consideration in accordance with this Section 2.8(e).

(f) Further Actions. The Company will pass resolutions approving and take other actions as may be reasonably necessary or required to implement the provisions of this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). The Company Equity Plans will terminate as of the Effective Time, and the Company will take all action necessary to effect the foregoing.

2.9 Mixed Election Procedures.

(a) Proration. Within five Business Days after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among holders of Company Common Stock of rights to receive the Mixed Election Consideration and the Cash Election Consideration pursuant to this Section 2.9. If the aggregate number of Mixed Election Shares exceeds the Maximum Equity Election Cap, then:

(i) all Mixed Election Shares of each holder thereof will be converted into the right to receive the Mixed Election Consideration in respect of that number of Mixed Election Shares equal to the product obtained by multiplying (A) the number of Mixed Election Shares held by such holder by (B) a fraction, the numerator of which is the Maximum Equity Election Cap and the denominator of which is the aggregate number of Mixed Election Shares (prior to the conversion contemplated by this Section 2.9(a)(i)), with the remaining number of such holder’s Mixed Election Shares being converted into the right to receive the Cash Election Consideration (as Cash Election Shares); and

(ii) all Non-Election Shares and Cash Election Shares will be converted into the right to receive the Cash Election Consideration.

(b) Election Procedures.

(i) Parent shall (x) prepare a form of election (the “Election Form”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Election Form and such Certificates to the Exchange Agent, and which shall be in such form and shall have such other customary provisions as are reasonably acceptable to the Company) and (y) cause the Exchange Agent to make available and mail the Election Form not less than thirty (30) days prior to the Election Deadline (the “Election Form Mailing Date”) to each record holder of Company Common Stock as of the fifth (5th) Business Day prior to the Election Form Mailing Date. Parent shall make available as promptly as reasonably practicable one or more Election Forms as may be reasonably requested from time to time by all Persons who become holders of Company Common Stock before the Election Deadline, and the Company shall use reasonable best efforts to provide the Exchange Agent with all information reasonably necessary for it to perform its duties as specified herein. Each Election Form shall permit holders of Company Common Stock (other than Owned Company Shares and any Dissenting Company Shares) to submit a Mixed Election or Cash Election in accordance with the following procedures.

(1) Each holder of Company Common Stock may specify in a request made in accordance with the provisions of this Section 2.9(b)(i): (A) the number of such holder’s Company Common Stock with respect to which such holder elects to receive the Mixed Election Consideration, (B) the number of such holder’s Company Common Stock with respect to which such holder elects to receive the Cash Election Consideration and (C) the particular Company Common Stock for which such holder desires to make such Mixed Election or Cash Election, as applicable.

(2) Any Mixed Election or Cash Election will be deemed properly made only if the Exchange Agent has received such Mixed Election or Cash Election at its designated office by 5:00 p.m. (Eastern Time) on the date that is five Business Days preceding the anticipated Closing Date (the “Election Deadline”), (A) an Election Form duly completed and validly executed, (B) Certificates representing the Company Common Stock to which such Election Form relates, (C) in the event of any Mixed Election, a validly executed joinder to the A&R Parent LLCA, in a form reasonably satisfactory to Parent, pursuant to which the holder of Company Common Stock agrees to be bound by the terms and conditions of the A&R Parent LLCA, (D) in the event of any Mixed Election, evidence, in a form reasonably satisfactory to Parent, that such holder held the Company Common Stock on which the Mixed Election is made on the Election Record Time and has continuously held such Company Common Stock (and beneficial ownership thereof has not been Transferred) since such time, in each case, not subject to forfeiture, (E) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent) and (F) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares, as applicable, in exchange for the Merger Consideration, payable in respect thereof pursuant to Section 2.7 (clauses A – F, collectively, the “Required Materials”). Parent and the Company shall publicly announce the Election Deadline at least five Business Days prior to the Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline. Any election made pursuant to this Section 2.9(b)(i) shall have been properly made only if the Exchange Agent shall have received the Required Materials by the Election Deadline.

(ii) Any holder of Company Common Stock may, at any time prior to the Election Deadline, change or revoke such holder’s Mixed Election or Cash Election by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Mixed Elections or Cash Elections shall automatically be revoked upon the valid termination of this Agreement pursuant to Article VIII. If a Mixed Election is revoked with respect to any Company Common Stock, such Company Common Stock shall be deemed to be a Non-Election Share unless and until a valid Mixed Election in respect of such Company Common Stock is subsequently submitted to the Exchange Agent on or prior to the Election Deadline in accordance with this Section 2.9(b). If the beneficial ownership of a Company Common Stock is Transferred after the Election Record Time, then such Company Common Stock shall automatically be deemed to be a Non-Election Share and any Mixed Election made in respect of such Company Common Stock shall be deemed to be revoked. Certificates will not be returned to the holder unless such holder so requests.

(iii) Subject to the terms of this Agreement and the Election Form, Parent shall have reasonable discretion to determine whether any election has been properly or timely made and to disregard immaterial defects in the Election Form, and any good faith decisions of Parent regarding such matters shall be binding and conclusive. The Exchange Agent may, with the written consent of Parent and the Company, make any rules that are consistent with this Section 2.9(b) for the implementation of Mixed Elections as shall be necessary or desirable to effect such elections in accordance with the terms of this Agreement.

2.10 Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing, (i) Parent will select a bank or trust company reasonably acceptable to the Company to act as the exchange agent for the Merger (the “Exchange Agent”); and (ii) Parent and one or more of its Subsidiaries will enter into an exchange agent agreement, in form and substance reasonably acceptable to the Company, with such Exchange Agent.

(b) Exchange Fund. At or prior to the Closing, Parent will deposit (or cause to be deposited), on behalf of Merger Sub, with the Exchange Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock, cash equal to the aggregate cash consideration to which such holders become entitled pursuant to Section 2.7 (provided that no such deposits shall be required to be made with respect to any Dissenting Company Shares). Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Exchange Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Exchange Fund”). To the extent that (A) there are any losses with respect to any investments of the Exchange Fund; (B) the Exchange Fund diminishes for any reason below the level required for the Exchange Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Exchange Fund is unavailable for the prompt payment of the cash amounts contemplated by Section 2.7 for any reason, Parent will, or will cause the Surviving Corporation or another Subsidiary to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Exchange Agent to make the payments contemplated by Section 2.7. Any income from investment of the Exchange Fund will be payable, as directed by Parent, to Parent, the Surviving Corporation, or otherwise as Parent directs.

(c) Payment Procedures. Promptly following the Closing (and in any event within three Business Days following the Closing), Parent and the Surviving Corporation will cause the Exchange Agent to mail to each holder of record (as of immediately prior to the Effective Time) (i) a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares, as applicable) (the “Certificates”); or (ii) uncertificated shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares, as applicable) (the “Uncertificated Shares”): (A) in the case of holders of Certificates, a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent); and (B) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares, as applicable, in exchange for the Merger Consideration, payable in respect thereof pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, (i) the holders of such Certificates will be entitled to receive in exchange therefor the Cash Election Consideration into which the Company Common Stock represented by such Certificates have been converted pursuant to this Agreement, and the Certificates so surrendered will forthwith be cancelled and (ii) upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares will be entitled to receive in exchange therefor the Cash Election Consideration into which the Company Common Stock represented by such holder’s transferred Uncertificated Shares have been converted pursuant to this Agreement, and the transferred Uncertificated Shares so surrendered will be cancelled. The Exchange Agent will accept such

Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the cash payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.10(c). Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Cash Election Consideration (unless such holder of Dissenting Company Shares shall thereafter otherwise make a Mixed Election in accordance with Section 2.9 of this Agreement), without interest thereon, payable in respect thereof pursuant to Section 2.7. Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares will be required to provide a Certificate or an executed letter of transmittal to the Exchange Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7.

(d) Transfers of Ownership. Subject, in all cases, to the terms and conditions of the Charter in respect of Company Common Stock, if a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered or transferred is registered in the stock transfer books or ledger of the Company, as applicable, only if, in the case of shares of Company Common Stock represented by Certificates, such Certificate is properly endorsed and otherwise in proper form for surrender and transfer, or in the case of Uncertificated Shares, a proper transfer instruction is presented, and in either case the Person requesting such payment has paid to Parent (or as directed by Parent) any transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(e) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock, for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) Distribution of Exchange Fund to the Surviving Corporation. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Closing Date, as applicable, will be delivered to the Surviving Corporation (or as directed by the Surviving Corporation) upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock, for exchange pursuant to this Section 2.10 will thereafter look for payment of the Merger Consideration without interest thereon, payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to the Surviving Corporation (subject to abandoned property, escheat or similar laws), solely as general creditors thereof, for any claim to the Merger Consideration, to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares two years after the Closing Date, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.11 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be converted or cancelled and retired, as applicable, in accordance with Section 2.7 and cease to exist; and (b) each holder of Certificates or Uncertificated Shares theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, payable therefor in accordance with Section 2.7, or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(e). The Merger Consideration paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.10(c)) be cancelled and exchanged as provided in this Article II.

2.12 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Exchange Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.7. Parent or the Exchange Agent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such customary amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.13 Required Withholding. Each of the Exchange Agent, Parent, the Company, the Surviving Corporation and any other withholding agent will be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement, such amounts as are required to be deducted or withheld therefrom pursuant to any Tax laws. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.14 Intended Tax Treatment. The parties hereto shall treat, for U.S. federal and applicable state and local income Tax purposes, (i) in the case of Company Stockholders who receive the Mixed Election Consideration in the Merger, the transfer of Company Common Stock to Parent by the Company Stockholders (pursuant to the Merger) in exchange for Parent Units and cash, pursuant to a plan with and taken together with the contribution of cash or other property to Parent by the holders of Parent Units, as a transaction described under Section 351(a) of the Code and (ii) in the case of Company Stockholders who receive only Cash Election Consideration in the Merger, the transfer pursuant to the Merger of Company Common Stock for cash, as a sale or exchange governed by Section 1001 of the Code (collectively, the “Intended Tax Treatment”). The parties hereto shall report such transfers for U.S. federal and applicable state and local income Tax purposes in accordance with the Intended Tax Treatment, and no party nor any of their Affiliates shall take any position for U.S. federal income Tax purposes (and applicable state and local Tax purposes) on any applicable Tax Return or in any applicable Tax contest or audit or in any communication (whether written or unwritten) with any applicable Governmental Authority inconsistent with the Intended Tax Treatment unless required to do so pursuant to a change in applicable law or by a “final determination” within the meaning of Section 1313 of the Code (or any similar provision of state, local or non-U.S. Law).

2.15 No Dividends or Distributions. No dividends or other distributions with respect to the capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

2.16 Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company or Merger Sub, then the directors and officers of the Company and Merger Sub will take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case, pursuant to the Exchange Act on or after January 1, 2022 and prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature) (the “Recent SEC Reports”) (it being (i) understood that any matter disclosed in any Recent SEC Report will be deemed to be disclosed in a section of the Company Disclosure Letter only to the extent that it is reasonably apparent on the face of such disclosure in such Recent SEC Report that it is applicable to such section of the Company Disclosure Letter; and (ii) acknowledged that nothing disclosed in the Recent SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 3.7 or Section 3.12(a)(ii)); or (b) subject to the terms of Section 9.12, as set forth in the disclosure letter delivered by the Company to the Buyer Parties on the date hereof (the “Company Disclosure Letter”), the Company hereby represents and warrants to the Buyer Parties as follows:

3.1 Organization; Good Standing. The Company (a) is a corporation duly incorporated, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Charter and the Bylaws of the Company, as amended (the “Bylaws”). The Company is not in violation of the Charter or the Bylaws.

3.2 Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Merger. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger have been duly authorized and approved by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company; (ii) the performance by the Company of its covenants and obligations hereunder; or (iii) subject to the receipt of the Requisite Stockholder Approval, the consummation of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Buyer Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity (collectively, the “Enforceability Limitations”).

3.3 Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a) Independent Committee Approval. The Independent Committee has (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger in accordance with the DGCL upon the terms and subject to the conditions set forth herein; (ii) approved and adopted this Agreement; and (iii) resolved to recommend that the Company Board approve and adopt this Agreement.

(b) Company Board Approval. The Company Board has (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement, including the Support Agreement, in accordance with the DGCL upon the terms and subject to the conditions set forth herein; (ii) approved and adopted the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger and the other transactions contemplated by this Agreement, including the Support Agreement, in accordance with the DGCL upon the terms and conditions set forth herein; and (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL (collectively, the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date hereof.

(c) Fairness Opinion. The Company Board has received the written opinion of Greenhill & Co., LLC (the “Advisor”) to the effect that, as of the date of such opinion, and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth therein, the Cash Election Consideration to be received by the Company Stockholders (other than the Company Stockholders who have entered into the Support Agreement or holders of Owned Company Shares or Dissenting Company Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders (it being understood and agreed that such written opinion is for the benefit of the Company Board and may not be relied upon by the Buyer Parties). The Company shall, following the execution of this Agreement by all Parties, furnish an accurate, complete and confidential copy of said opinion letter to Parent solely for informational purposes.

(d) Anti-Takeover Laws. Assuming that the representations of the Buyer Parties set forth in Section 4.6 and Section 4.10 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” law will not be applicable to the Merger, the Support Agreement or the other transactions contemplated by this Agreement or the Support Agreement.

3.4 Requisite Stockholder Approval. Except for the affirmative vote of the holders of a majority of the voting power of the outstanding Company Common Stock entitled to vote thereon, voting together as a single class to adopt and approve this Agreement and the Merger (the “Requisite Stockholder Approval”), no other vote of the holders of any class or series of capital stock of the Company is necessary pursuant to applicable law, the Charter or the Bylaws to adopt and approve this Agreement and consummate the Merger or the other transactions contemplated by this Agreement, including the Support Agreement. The delivery of written consent substantially in the form attached hereto as Exhibit C (the “Written Consent”) to approve and adopt this Agreement and the Merger in accordance with Section 228 and Section 251(c) of the DCGL will satisfy the Requisite Stockholder Approval. Except for the Requisite Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the consummation of the Merger and any other transactions contemplated by this Agreement.

3.5 Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the Charter or the Bylaws; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) assuming compliance with the matters referred to in Section 3.6 and, in the case of the consummation of the Merger, subject to obtaining the Written Consent and the adoption of this Agreement by the sole stockholder of Merger Sub, violate or conflict with any law or order applicable to the Company Group or by which any of its properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company Group, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not have a Company Material Adverse Effect.

3.6 Requisite Governmental Approvals. No consent, approval, order or authorization of, filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act; (iii) such filings as may be required under the rules and regulations of NYSE, (iv) compliance with any applicable requirements of the HSR Act and any other Antitrust and Foreign Investment Laws; and (v) such other Consents the failure of which to obtain or make would not have a Company Material Adverse Effect.

3.7 Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Class A Common Stock, (ii) 75,000,000 shares of Class B Common Stock and (iii) 10,000,000 shares of Company Preferred Stock. As of 5:00 p.m., Eastern time, on May 2, 2025 (such time and date, the “Capitalization Date”), (A) 130,289,468 shares of Company Class A Common Stock were issued and outstanding; (B) 19,313,651 shares of Company Class B Common Stock were issued and outstanding; (C) no shares of Company Preferred Stock were issued and outstanding; and (D) no shares of Company Common Stock were held by the Company as treasury shares. All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. From the Capitalization Date to the date hereof, the Company has not issued or granted any Company Securities other than pursuant to the exercise or settlement of Company Equity Awards granted prior to the date hereof.

(b) Stock Reservation. As of the Capitalization Date, the Company has reserved 4,682,006 shares of Company Common Stock for issuance pursuant to the Company Equity Plans. As of the Capitalization Date, there were outstanding the following (collectively, the “Company Equity Awards”): (i) Company RSAs with respect to 980,677 shares of Company Common Stock, (ii) Company PSAs with respect to 650,778 shares of Company Common Stock (assuming satisfaction of applicable performance criteria at target levels) and 1,301,556 shares of Company Common Stock (assuming satisfaction of applicable performance criteria at maximum levels), (iii) Company RSUs representing the right to receive up to 2,653,056 shares of Company Common Stock and (iv) 3,360,412 shares of Company Common Stock reserved and available for issuance under the Company ESPP. The Company has made available to Parent (or will make available to Parent within 30 Business Days following the date of this Agreement), a current, correct and complete list of outstanding Company Equity Awards, as of May 2, 2025, and with respect to each outstanding Company Equity Award, the name of the holder of such Company Equity Award, the award type and grant date of such Company Equity Award, and the vesting schedule of such Company Equity Award.

(c) Company Securities. Except as set forth in this Section 3.7, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in (including voting debt), the Company; (ii) no outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Common Stock, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) except as provided in the Charter or the Bylaws, no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock. The Company does not have a stockholder rights plan in effect.

(d) Other Rights. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.8 Subsidiaries.

(a) Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name, jurisdiction of organization, and schedule of stockholders or equity holders (other than any member of the Company Group) of each Subsidiary of the Company. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); and (ii) has the requisite corporate (or similar) power and authority to carry on its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be so organized, validly existing and in good standing would not have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, each as amended as of the date hereof. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations that would not have a Company Material Adverse Effect.

(b) Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) to the extent owned directly or indirectly by the Company, is owned free and clear of all liens (other than Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date hereof.

(c) Other Securities of Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants or other rights or arrangements obligating the Company Group to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; or (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries.

(d) Other Investments. Other than equity securities held in the ordinary course of business for cash management purposes, the Company does not own or hold the right to acquire any equity securities, ownership interests or voting interests (including voting debt) of, or securities exchangeable or exercisable therefor, or investments in, any other Person.

3.9 Company SEC Reports. Since January 1, 2022, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable laws prior to the date hereof (the “Company SEC Reports”). Each Company SEC Report complied, as of its filing date, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Report was filed. True, correct and complete copies of all Company SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC (“EDGAR”). As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.

3.10 Company Financial Statements; Internal Controls; Indebtedness.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company Group filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present, in all material respects, the consolidated financial position of the Company Group as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of any financial statements filed on Form 10-Q, to normal year-end adjustments). Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2024, and such assessment concluded that such system was effective. Since January 1, 2022, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c) Internal Controls. The Company has established and maintains a system of internal accounting controls that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company Group are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Group. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company Group that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company Group. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports.

3.11 No Undisclosed Liabilities. The Company Group has no liabilities of a nature required to be reflected or reserved against on a balance sheet (or the notes thereto) prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company Group (including the notes thereto) included in the Company SEC Reports filed prior to the date hereof; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) incurred in the ordinary course of business on or after January 1, 2025; or (d) that would not have a Company Material Adverse Effect.

3.12 Absence of Certain Changes.

(a) Absence of Company Material Adverse Effect. Since January 1, 2025 through the date of this Agreement, (i) the business of the Company Group has been conducted, in all material respects, in the ordinary course of business and (ii) there has not occurred a Company Material Adverse Effect.

(b) Forbearance. Since January 1, 2025 through the date hereof, the Company has not taken any action that would be prohibited by Section 5.2 (other than subsections 5.2(c), 5.2(l), 5.2(p), 5.2(q) and 5.2(y) (to the extent related to the foregoing subsections)), if taken or proposed to be taken after the date hereof.

3.13 Material Contracts.

(a) List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts to or by which the Company Group is a party or is bound as of the date hereof (other than any Employee Plans and Material Contracts contemplated by clause (i) of the definition of Material Contract and any Material Contracts listed in Section 3.18(a) of the Company Disclosure Letter), and a true, correct and complete copy of each Material Contract has been made available to Parent.

(b) Validity. Each Material Contract is valid and binding on the Company or each such Subsidiary of the Company party thereto and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default pursuant to any such Material Contract, except in each case as would not have a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company Group, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not have a Company Material Adverse Effect.

(c) Notices from Material Relationships. To the Knowledge of the Company, since the date of the Audited Company Balance Sheet to the date hereof, the Company has not received any notice in writing from or on behalf of any Material Relationship indicating that such Material Relationship (i) intends to terminate, not renew or otherwise materially and adversely modify any Material Contract with such Material Relationship or (ii) has ceased, or will cease, to supply or make available all or substantially all of the products, equipment, goods or services currently supplied to the Company Group by such Material Relationship.

3.14 Real Property.

(a) Owned Real Property. Section 3.14(a) of the Company Disclosure Letter sets forth the address (if any) of each Owned Real Property. Except as would not have a Company Material Adverse Effect, with respect to each Owned Real Property: (i) the Company or Subsidiary (as the case may be) has good and marketable fee simple title to all of its Owned Real Property and tangible assets, free and clear of all liens, except for Permitted Liens; (ii) other than the right of Parent pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein; (iii) there is no pending, or to the Knowledge of the Company, threatened in writing condemnation, eminent domain or similar proceedings affecting any of the Owned Real Property; and (iv) neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof. For purposes hereof, “Owned Real Property” means all land, together with all buildings, structures, improvements, and fixtures located thereon, owned by the Company or any Subsidiary thereof.

(b) Leased Real Property. Section 3.14(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date hereof, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company Group uses or occupies, or has the right to use or occupy, now or in the future, any real property which require the payment of annual base rent in excess of $5,000,000 (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease,” and together with the Owned Real Property, the “Real Property”). The Company has made available to Parent true, correct and complete (in all material respects) copies of all Leases (including all material modifications, amendments and supplements thereto). With respect to each Lease and except as would not be material to the business of the Company Group, taken as a whole, (i) the Company or one of its Subsidiaries has valid leasehold or subleasehold estates or license, as applicable, in the Leased Real Property, free and clear of all liens (other than Permitted Liens), and (ii) neither the Company Group, nor to the Knowledge of the Company, any other party to a Lease is in material breach of or default pursuant to such Lease. The Real Property constitutes all of the material real property used in connection with the business of the Company.

(c) Subleases. Section 3.14(c) of the Company Disclosure Letter contains a true, correct and complete list of all of the existing material subleases, licenses or similar agreements which require the payment of annual base rent in excess of $5,000,000 (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, each, a “Sublease”) granting to any Person, other than the Company Group, any right to use or occupy, now or in the future, the Leased Real Property. With respect to each of the Subleases, (i) neither the Company Group, nor to the Knowledge of the Company, any other party to a Sublease is in material breach of or default pursuant to such Sublease that would result in material liability to the Company Group, taken as a whole; and (ii) the other party to such Sublease is not an Affiliate of the Company Group. Except as set forth in Section 3.14(c) of the Company Disclosure Letter, neither the Company nor its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy any of the Leased Real Property.

3.15 Environmental Matters. Except as would not have a Company Material Adverse Effect, no member of the Company Group (a) has, in the previous five years, received any notice or report alleging that the Company or any Subsidiary has violated, or has any liability under, any Environmental Law; (b) has transported, produced, processed, manufactured, distributed, sold, generated, used, treated, handled, stored, released or disposed of, or arranged for or permitted the disposal of, or exposed any Person to, any Hazardous Substances in violation of, or in a manner giving rise to liability under, any Environmental Law; (c) is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding (i) alleging the noncompliance by the Company Group with any Environmental Law; or (ii) seeking to impose any liability, including responsibility for any investigation, cleanup, removal or remediation, pursuant to any Environmental Law; (d) has, in the previous five years, failed or is failing to comply with any applicable Environmental Law, which compliance includes possession and maintenance of all Permits required under applicable Environmental Laws; or (e) owns or operates, or has owned or operated, any property or facility contaminated by any Hazardous Substance, so as to result in liability to the Company or any Subsidiary under Environmental Law.

3.16 Intellectual Property.

(a) Registered Company Intellectual Property. Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list of all registered or applied-for Patents, Trademarks, Copyrights and domain name registrations, in each case, owned by a member of the Company Group that is the subject of an application, filing or registration by any Governmental Authority or domain name registrar (collectively, the “Registered Company Intellectual Property”). The material items identified on Section 3.16(a) of the Company Disclosure Letter are subsisting with the Governmental Authorities or the applicable internet domain name registrar with which such items are registered or pending and, to the Knowledge of the Company, (i) have not been cancelled or abandoned, and (ii) are valid and enforceable.

(b) Exclusive Ownership and Valid License. Except as would not be material to the business of the Company Group, taken as a whole, the Company or another member of the Company Group (i) exclusively owns the Company Intellectual Property free and clear of all liens (other than Permitted Liens) and (ii) has a valid license or otherwise has sufficient rights to use all other Intellectual Property used in the operation of their businesses as currently conducted.

(c) Proceedings. Within the last three years, there have been no material Legal Proceedings pending or threatened in writing against any member of the Company Group challenging the ownership, validity or enforceability of any material Registered Company Intellectual Property (including any opposition or cancellation proceedings with respect to material Trademarks included in the Registered Intellectual Property). No registration obtained by the Company Group for any of the material Trademarks included in the Registered Company Intellectual Property has been cancelled, abandoned or not renewed except where the Company Group has, in its reasonable business judgment, decided to permit the cancellation, abandonment or non-renewal of such registration.

(d) No Infringement. Except as would not be material to the business of the Company Group, taken as a whole, (i) the Company Group, the Company Group’s products, and the operation of the business of the Company Group, have not infringed, misappropriated or otherwise violated any Intellectual Property of any Person (provided the foregoing representation is to the Knowledge of the Company with respect to Patents), (ii) to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Company Intellectual Property, and (iii) no Legal Proceeding alleging any of the foregoing in this Section 3.16(d) is pending or, to the Knowledge of the Company, threatened in writing against any member of the Company Group.

(e) No Notice of Infringement. Since January 1, 2022, the Company Group has not received written notice from any third Person, or been involved in any Legal Proceeding, alleging that the operation of the business of the Company Group or any of the Company Group’s products infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any third Person, except as would not be material to the business of the Company Group, taken as a whole.

(f) Precautions and Assignment of Exclusive Ownership. Each member of the Company Group has taken commercially reasonable precautions to maintain and protect its Company Intellectual Property, including the confidentiality of its material Trade Secrets or material confidential information, and, to the Knowledge of the Company, there has been no unauthorized uses or disclosures of any such material Trade Secrets or material confidential information. Each employee and independent contractor of any member of the Company Group who has been involved in the development of material Intellectual Property for the Company Group that would not otherwise be owned by a member of the Company Group as a matter of law under a work-for-hire or similar doctrine has assigned to a member of the Company Group ownership of such Intellectual Property.

(g) Patents. Except as would not be material to the business of the Company Group, taken as a whole: (i) all issuance, renewal, maintenance and other payments and all documents or other materials required to be paid or filed with the applicable Intellectual Property office or register to maintain any material Patents or Patent applications included in the Company Intellectual Property have been timely paid in full or filed in a timely manner, as applicable; (ii) each member of the Company Group has complied with all applicable Laws, including any duties of candor to applicable patent offices, in connection with the filing, prosecution and maintenance of the Patents and, to the extent applicable, Patent applications included in the Company Intellectual Property; and (iii) each of the Patents and Patent applications included in the Company Intellectual Property properly identifies each inventor of the claims thereof if required by the applicable Law of the jurisdiction in which such Patent or Patent application is issued or is pending.

(h) AI Technology. Except as would not reasonably be material to the business of the Company Group, taken as a whole, to the extent that the Company Group has engaged in the development of artificial intelligence and machine learning technology (collectively, “AI Technology”), no member of the Company Group has been subject to any Legal Proceeding (pending or, to the Knowledge of the Company, threatened in writing) related to its creation, training, use, promotion, advertisement, testing or provision of AI Technology.

(i) Business Systems. The Company Group owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems operate and perform in all material respects as is necessary for the business of the Company Group as currently conducted. The Company Group has implemented since January 1, 2022, and maintains, commercially reasonable security, disaster recovery, and business continuity plans, procedures, and facilities designed to provide substantially continuous monitoring and alerting of material operational problems or issues with the Business Systems in the possession or operational control of the Company Group, except where the failure to implement and maintain such plans, procedures, or facilities would not be material to the business of the Company Group, taken as a whole. In the last two (2) years, with respect to any of the Business Systems, there has not been any (A) unauthorized access or use; or (B) failure that has not been remedied or replaced, except, in the case of the foregoing (A) or (B), as would not be material to the business of the Company Group, taken as a whole. The Business Systems provide the operations of the Company Group, including the internet websites and mobile applications provided to the Company’s customers, with sufficient redundancy and speed to meet industry standards relating to high availability and the Company has no reason to believe that the Business Systems will not operate or will not continue to be accessible to end users on a high availability basis after the Closing Date.

(j) Data Security and Privacy. The Company and each of its Subsidiaries (i) is, and since January 1, 2022 has been, in material compliance with all Data Security Requirements; and (ii) since January 1, 2022, has taken commercially reasonable steps to protect (A) the confidentiality, integrity, availability, and security of its Business Systems that are involved in the Processing of Personally Identifiable Information, in the conduct of the business of the Company and its Subsidiaries as currently conducted; and (B) Personally Identifiable Information Processed by the Company or such Subsidiary or on their behalf from unauthorized use, access, disclosure, theft, and modification, except in each case as would not be material to the business of the Company Group, taken as a whole. As of the date hereof, (i) there are no pending complaints, investigations, inquiries, notices, enforcement proceedings, or actions by or before any Governmental Authority and (ii) since January 1, 2022, no fines or other penalties have been imposed on or written claims for compensation have been received by the Company or any Subsidiary, relating to any Specified Data Breach, in each case except as would not be material to the business of the Company Group, taken as a whole. The Company and each of its Subsidiaries have not since January 1, 2022, (1) experienced any Specified Data Breaches; or (2) been involved in any Legal Proceedings related to or alleging any violation of any Data Security Requirements by the Company Group or any Specified Data Breaches, in each case except as would not be material to the business of the Company Group, taken as whole.

3.17 Tax Matters.

(a) Tax Returns. Except as would not have a Company Material Adverse Effect, each member of the Company Group has (i) timely filed (taking into account valid extensions) all United States federal, state, local and non-United States returns, estimates, information statements and reports (including amendments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed by any of them with the appropriate Governmental Authority (taking into account any valid extensions with respect thereto) and all such Tax Returns are true, complete and correct; and (ii) paid, or has adequately reserved on the face of the Audited Company Balance Sheet (in accordance with GAAP) for the payment of, all Taxes that are due and payable;

(b) Except as would not have a Company Material Adverse Effect, none of the members of the Company Group has executed any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired;

(c) Taxes Paid. Except as would not have a Company Material Adverse Effect, each member of the Company Group has timely paid or withheld with respect to their employees and other third Persons (and paid over any amounts withheld to the appropriate Tax authority) all United States federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld;

(d) No Audits. Except as would not have a Company Material Adverse Effect: (i) no audits or other examinations with respect to Taxes of the Company Group are presently in progress or have been asserted or proposed in writing, (ii) no Governmental Authority has given written notice of any intention to assert any deficiency or claim for additional Taxes against the Company Group, (iii) all deficiencies for Taxes asserted or assessed against the Company Group have been fully and timely paid, settled or properly reflected on the Audited Company Balance Sheet; and (iv) in the past three years, none of the members of the Company Group has received a written claim by a Governmental Authority in a jurisdiction where the Company Group does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to tax in that jurisdiction;

(e) No Material Liens. Except as would not have a Company Material Adverse Effect, there are no material pledges, liens, charges, mortgages, encumbrances or security interests of any kind or nature whatsoever for Taxes on the property or assets of any member of the Company Group, except for Permitted Liens;

(f) Spin-offs. In the past two years, none of the members of the Company Group has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment, in whole or in part, pursuant to Section 355 or Section 361(a) of the Code;

(g) No Listed Transaction. Except as would not have a Company Material Adverse Effect, none of the members of the Company Group has engaged in a “listed transaction” as set forth in Treasury Regulations Section 1.6011-4(b)(2);

(h) Tax Agreements. Except as would not have a Company Material Adverse Effect, none of the members of the Company Group (i) is a party to or bound by, or currently has any obligation pursuant to, any Tax sharing, allocation or indemnification agreement or any similar agreement or arrangement, other than any such agreement or obligation solely between and among members of the Company Group, or the primary purpose of which is unrelated to Taxes; or (ii) has any material liability for the Taxes of any Person other than the Company Group pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-United States law) as a transferee or successor;

(i) No Rulings or Agreements. No private letter rulings, technical advance memoranda, closing agreement or similar agreements or rulings have been entered into or issued by any Governmental Authority with respect to any member of the Company Group that are binding on any such member in respect of any taxable year for which the statute of limitations has not yet expired;

(j) Foreign Taxation. In the past five years, neither the Company nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and such foreign country), or otherwise been subject to material taxation in any country other than the country of its formation; and

(k) Intended Tax Treatment. Neither the Company nor any of its Subsidiaries is aware of the existence of any fact or circumstance, or has taken or agreed to take any action, or knowingly failed to take any action, which fact or circumstance or act or failure to act could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

3.18 Employee Plans.

(a) Employee Plans. Section 3.18(a) of the Company Disclosure Letter sets forth a current, correct and complete list, as of the date hereof, of all material Employee Plans. For purposes of this Agreement, “Employee Plan” shall mean (collectively) (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (ii) all other material employment, natural person consultant or other service, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, severance, termination, retention, change in control compensation and other similar material fringe, welfare or other employee benefit plans, programs, agreements, contracts, policies or binding arrangements (whether or not in writing) (x) sponsored, maintained or contributed to (or required to be contributed to) by any member of the Company Group; or (y) otherwise with respect to which the Company Group has any material liability, contingent or otherwise, in each case, other than any plan or program maintained by a Governmental Authority to which the Company or its Subsidiaries contribute pursuant to applicable law. With respect to each material Employee Plan, to the extent applicable, the Company has made available to Parent current, correct and complete copies of (A) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (B) the most recent determination or opinion letter, if any, from the IRS for any Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code; (C) the plan documents and summary plan descriptions; (D) any related trust agreements, insurance contracts, insurance policies or other Contracts of any funding arrangements; and (E) any notices to or from the IRS or any office or representative of the United States Department of Labor or any similar Governmental Authority relating to any material unresolved compliance issues in respect of any such Employee Plan during the past two years.

(b) Absence of Certain Plans. Neither the Company nor any other trade or business (whether or not incorporated) that would be treated as a single employer with the Company Group pursuant to Section 414 of the Code (an “ERISA Affiliate”) has, in the last six years, maintained, sponsored or contributed to or currently maintains, sponsors or participates in, or contributes to, or has any material liability or obligation with respect to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); (iii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that otherwise is or was subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA; or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code).

(c) Compliance. Except as would not have a Company Material Adverse Effect: (i) each Employee Plan has been established, maintained, funded, operated and administered in accordance with its terms and with all applicable law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority; (ii) all required contributions, premiums and other payments relating to the Employee Plans have been timely and accurately made, and no Employee Plan has any unfunded liabilities that have not been fully accrued; (iii) each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualified status, and nothing has occurred that could reasonably be expected to adversely affect such Employee Plan’s qualified status; and (iv) no member of the Company Group has incurred, whether or not assessed, any Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(d) Employee Plan Legal Proceedings. As of the date hereof, except as would not be material to the business of the Company Group, taken as a whole, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary of any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(e) No Prohibited Transactions. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any breach of fiduciary duty or non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code, in each case applicable to the Company Group or any Employee Plan.

(f) No Retirement Welfare Benefit Plan. No Employee Plan provides post-termination or retiree life insurance, health or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar law for which the covered Person pays the full cost of coverage.

(g) No Additional Rights. Except as required by the terms of this Agreement, none of the execution and delivery of this Agreement or the consummation of the Merger will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in, or accelerate the time of payment, funding or vesting of, any payment (including severance, change in control, stay or retention bonus or otherwise) or benefits becoming due under any Employee Plan; (ii) increase any compensation or benefits otherwise payable under any Employee Plan; (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits under any Employee Plan; or (iv) result in the breach or violation of, any Employee Plan. None of the execution and delivery of this Agreement or the consummation of the Merger will, either alone or in conjunction with any other event (whether contingent or otherwise), result in the funding of any grantor, “rabbi” or similar trust pursuant to any Employee Plan.

(h) Section 280G. No payment or benefit payable in connection with the consummation of the Merger (either alone or in connection with any other event) will constitute a parachute payment within the meaning of Section 280G of the Code, and the Company Group has no obligation to gross-up or indemnify any individual with respect to any Tax under Section 4999 of the Code.

(i) Section 409A. Each Employee Plan has been maintained, in form and operation, in all material respects in compliance with Section 409A of the Code or an exemption therefrom, and the Company Group has no obligation to gross-up or indemnify any individual with respect to any Tax under Section 409A of the Code.

3.19 Labor Matters.

(a) Union Activities. Except as required by applicable law, the Company Group is not a party to or bound by any collective bargaining agreement, labor union contract or trade union agreement or other Contract with any labor union, works council or other labor organization (each, a “Collective Bargaining Agreement”), and no employees of the Company Group are represented by a labor union, works council or other labor organization with respect to their employment with the Company Group. To the Knowledge of the Company, there are no pending or threatened material activities or proceedings of any labor union, works council, or other labor organization or trade union or group of employees to organize any employees of the Company Group with regard to their employment with the Company Group, and no such material activities or proceedings have occurred within the past two years. No Collective Bargaining Agreement is being negotiated by the Company Group. Except as would not have a Company Material Adverse Effect, there is no strike, lockout, organized slowdown, organized work stoppage, or other material labor dispute against the Company Group pending or, to the Knowledge of the Company, threatened against the Company Group, and no such labor disputes have occurred within the past two years.

(b) Wage and Hour and Legal Compliance. Except as would not have a Company Material Adverse Effect, the Company Group is in compliance, and has complied, with applicable laws and orders with respect to labor and employment (including, but not limited to, applicable laws, statutes, acts, codes, orders, rules and regulations regarding wage and hour, worker classification, immigration, harassment, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action, unemployment insurance, discrimination or retaliation in employment, employee health and safety, and collective bargaining).

(c) Withholding. Except as would not have a Company Material Adverse Effect, (i) the Company Group has withheld all amounts required by applicable law to be withheld from the wages, salaries and other payments to current and former employees and other service providers of the Company Group, and is not liable for any arrears of wages, salaries or other payments, including under Contract, Company Group policy or law, or any Taxes or any penalty for failure to comply with any of the foregoing, and (ii) no member of the Company Group is liable for any material payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the ordinary course of business).

(d) Sexual Harassment. Since January 1, 2024, except as would not have a Company Material Adverse Effect, there have been no Legal Proceedings related to any allegations of sexual or racial harassment, discrimination, retaliation or other types of misconduct by any employee of the Company Group.

3.20 Permits. Except as would not have a Company Material Adverse Effect, the Company Group holds, to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Authorities that are required for the operation of the business and/or Real Property of the Company Group as currently conducted (“Permits”). The Company Group complies with the terms of all Permits, and no suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that would not have a Company Material Adverse Effect.

3.21 Compliance with Laws. The Company and each of its Subsidiaries is in compliance with all laws and orders that are applicable to the Company Group or to the conduct of the business or operations of the Company Group, except for noncompliance that would not have a Company Material Adverse Effect. No representation or warranty is made in this Section 3.21 with respect to (a) compliance with the Exchange Act, which is exclusively addressed by Section 3.9 and Section 3.10; (b) compliance with Environmental Law, which is exclusively addressed by Section 3.15; (c) compliance with applicable Tax laws, which is exclusively addressed by Section 3.17, Section 3.18 and Section 3.19(c); (d) compliance with ERISA and other applicable laws relating to employee benefits, which is exclusively addressed by Section 3.18; (e) compliance with labor law matters, which is exclusively addressed by Section 3.19; or (f) compliance with trade control laws and anti-corruption laws, which is exclusively addressed by Section 3.26.

3.22 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company Group or, as of the date hereof, against any present or former officer or director of the Company Group in such individual’s capacity as such.

(b) No Orders. As of the date hereof, none of the Company Group is subject to any material order of any kind or nature that would prevent or materially delay the consummation of the Merger or the ability of the Company to perform in all material respects its covenants and obligations pursuant to this Agreement.

3.23 Insurance. As of the date hereof, the Company Group has all material policies of insurance covering the Company Group and any of its employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company Group. As of the date hereof, all such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that would not have a Company Material Adverse Effect.

3.24 Related Person Transactions. Except for the Support Agreement and any indemnification, compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company Group, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly-owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.25 Brokers. Except for the Advisor, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company Group or the Company Board, who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other non-hours based fee or commission in connection with the Merger. The Company has made available to Parent copies of all agreements under which such fee, commission, or other like payment is payable and all indemnification and other agreements under which any such fee or commission is payable.

3.26 Sanctions; Trade Controls; FCPA.

(a) The Company Group has conducted its transactions and dealings over the past five years in material compliance with all applicable United States anti-money laundering laws, Sanctions, and Trade Controls.

(b) The Company and each of its Subsidiaries has implemented and maintains in effect written policies and procedures and internal controls reasonably designed to prevent, deter and detect violations of applicable Sanctions, Trade Controls and the FCPA and all other applicable anti-corruption and anti-bribery laws, statutes, regulations, and orders (collectively, “Anti-Corruption Laws”). Over the past five years, the Company Group has not made any voluntary or involuntary disclosure, conducted any internal investigation, or, to the Knowledge of the Company, received any written notice of facts, allegations or circumstances, in each case, relating to an actual or potential violation of Sanctions, Trade Controls, or Anti-Corruption Laws.

(c) As of the date hereof, there are no pending or, to the Knowledge of the Company, threatened Legal Proceedings against the Company Group alleging a violation of any applicable Sanctions, Trade Controls or Anti-Corruption Laws that are applicable to the Company Group. Without limiting the foregoing, during the last five years, the Company Group has been and is in compliance with applicable Sanctions, Trade Controls and Anti-Corruption Laws that are applicable to the Company Group.

(d) No material licenses or approvals pursuant to the Sanctions or Trade Controls are necessary for the transfer of any export licenses or other export approvals to Parent or the Surviving Corporation in connection with the consummation of the Merger.

(e) Neither the Company Group nor, to the Knowledge of the Company, any officer, director, agent, employee or other Person acting on its behalf, has, directly or indirectly, (i) taken any action that would cause them to be in violation of any provision of Anti-Corruption Laws; (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (iii) made, offered or authorized any unlawful payment, or other thing of value, to foreign or domestic government officials or employees; or (iv) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of Anti-Corruption Laws.

(f) Neither the Company Group nor any of its officers, directors or employees, nor to the Knowledge of the Company, any agent or other third party representative acting on behalf of the Company Group, is currently, or has been in the past five years: (i) a Sanctioned Person, or (ii) engaging in any dealings or transactions with, on behalf of, or for the benefit of any Sanctioned Person or in any Sanctioned Country, in each case that would result in a material violation of Sanctions.

3.27 Disclosure Documents. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (a) the Information Statement will, at the time such document is first filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the holders of Company Common Stock and (b) the Registration Statement will, at the time such document is first filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are being made, not misleading. Notwithstanding the foregoing sentence, no representation or warranty is made by the Company with respect to any information or statement made or incorporated by reference in the Information Statement or Registration Statement that was not supplied by or on behalf of the Company or any Subsidiary of the Company for use therein.

3.28 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV, the Equity Commitment Letter and the Guaranty:

(b) neither the Buyer Parties nor any of their Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Buyer Parties, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(i) no Person has been authorized by the Buyer Parties or any of its Affiliates or Representatives to make any representation or warranty relating to the Buyer Parties or any of its businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Company Group or any of their respective Affiliates or Representatives as having been authorized by the Buyer Parties or any of its Affiliates or Representatives (or any other Person); and

(ii) the representations and warranties made by the Buyer Parties in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Buyer Parties hereby disclaim any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company Group or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(c) No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV, the Equity Commitment Letter and the Guaranty, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Buyer Parties or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

The Buyer Parties hereby represent and warrant to the Company as follows:

4.1 Organization; Good Standing.

(a) Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b) Merger Sub. Merger Sub (i) is a corporation duly incorporated, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(c) Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of the Merger Sub, each as amended to date. No Buyer Party is in violation of its certificate of incorporation, bylaws or other similar organizational document.

4.2 Power; Enforceability. Each Buyer Party has the requisite power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Merger. The execution and delivery of this Agreement by the Buyer Parties, the performance by each Buyer Party of its respective covenants and obligations hereunder and the consummation of the Merger have been duly authorized, adopted and approved by all necessary action on the part of each Buyer Party and no additional actions on the part of any Buyer Party are necessary to authorize (i) the execution and delivery of this Agreement by each Buyer Party; (ii) the performance by each Buyer Party of its respective covenants and obligations hereunder; or (iii) subject to the adoption of this Agreement by the sole stockholder of Merger Sub, the consummation of the Merger. This Agreement has been duly executed and delivered by each Buyer Party and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each Buyer Party, enforceable against each Buyer Party in accordance with its terms, subject to the Enforceability Limitations.

4.3 Non-Contravention. The execution and delivery of this Agreement by each Buyer Party, the performance by each Buyer Party of its covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the certificate of incorporation, bylaws or other similar organizational documents of the Buyer Parties; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which any Buyer Party is a party or by which the Buyer Parties or any of their properties or assets may be bound; (c) assuming the consents, approvals and authorizations referred to in Section 4.4 have been obtained and, in the case of the consummation of the Merger, subject to obtaining the Written Consent and the adoption of this Agreement by the sole stockholder of Merger Sub, violate or conflict with any law or order applicable to the Buyer Parties or by which any of their properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Buyer Parties, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

4.4 Requisite Governmental Approvals.

(a) No Consent of any Governmental Authority is required on the part of the Buyer Parties or any of their Affiliates (a) in connection with the execution and delivery of this Agreement by each Buyer Party; (b) the performance by each Buyer Party of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act; (iii) such filings as may be required under the rules and regulations of NYSE; (iv) compliance with any applicable requirements of the HSR Act and any other Antitrust and Foreign Investment Laws; and (v) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

(b) Neither Parent nor Merger Sub is a “foreign person” as defined in 31 C.F.R. § 800.224. Neither Parent nor Merger Sub have in place any arrangement that would permit, as a result of the Merger, any “foreign person” to obtain “control,” as defined in 31 C.F.R. § 800.208, of the Company.

4.5 Legal Proceedings; Orders.

(a) No Legal Proceedings. As of the date hereof, there are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against the Buyer Parties that would, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

(b) No Orders. No Buyer Party is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

4.6 Ownership of Company Common Stock. None of the Buyer Parties or any of their respective directors, executive officers, general partners or, to the knowledge of Parent, any of its controlled Affiliates or any employees of the Buyer Parties or any of their controlled Affiliates owns any shares of Company Common Stock.

4.7 Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Buyer Parties or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission payable by the Company in connection with the Merger.

4.8 Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

4.9 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement and the Merger. The vote or consent of the sole stockholder of Merger Sub is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub necessary to approve this Agreement and the Merger.

4.10 Stockholder and Management Arrangements. As of the date hereof, except for any arrangement between Parent or its Affiliates, on the one hand, and the Company Group, on the other hand, in the ordinary course of their ongoing business arrangements, none of Parent or any of its Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company Group (other than Parent and its Affiliates) (a) relating to (i) this Agreement or the Merger; or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Closing; or (b) pursuant to which any (i) such holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s shares of Company Common Stock; (ii) such holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) such stockholder, director, officer, employee or other Affiliate of the Company Group has agreed to provide, directly or indirectly, equity investment to the Buyer Parties or the Company to finance any portion of the Merger.

4.11 Solvency. Neither Parent nor Merger Sub is entering into this Agreement or the transactions contemplated hereby, including the Merger, with the intent to hinder, delay or defraud either present or future creditors. Assuming (i) the satisfaction in full (and not waiver) of the conditions set forth in Section 7.1 and (ii) the accuracy in all material respects of the representations and warranties of the Company set forth in Article III, after giving effect to the transactions contemplated hereby, including the payment of the aggregate Merger Consideration in respect of the Merger, the incurrence of any Indebtedness to finance all or a portion of the aggregate Merger Consideration in respect of the Merger, any repayment or refinancing of debt contemplated in connection with the transactions contemplated hereby and the payment of all related fees and expenses, Parent, the Surviving Corporation and the Surviving Corporation’s Subsidiaries, on a consolidated basis, will be Solvent as of the Closing and as of immediately after the consummation of the transactions contemplated hereby.

4.12 Financing.

(a) Letters. As of the date hereof, Parent and Merger Sub have delivered to the Company a true and complete copy of (i) the executed equity commitment letter, dated as of the date hereof, including all exhibits, schedules, annexes and other attachments thereto (the “Equity Commitment Letter”), pursuant to which the Guarantor has agreed to provide equity financing to Parent sufficient, after giving effect to any cash or other sources of liquidity available to Parent and Merger Sub, to enable Parent to pay the Required Amount (the “Equity Financing”) and (ii) the executed debt commitment letter, dated as of the date hereof, including all exhibits, schedules, annexes and other attachments thereto (as amended, amended and restated, supplemented, replaced or otherwise modified from time to time in accordance with Section 6.5(b) hereof, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Commitment Letters”), pursuant to which the Debt Financing Sources party thereto have agreed to provide to Parent (or one or more of its Affiliate party thereto) debt financing in the amounts set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”). As of the date hereof, Parent and Merger Sub have also delivered to the Company a true and complete copy of the fee letter relating to the Debt Financing (as amended from time to time after the date hereof, the “Debt Financing Fee Letter”), in which the only redactions are the fee amounts, “flex” terms and other economic terms, and such redactions do not relate to any terms that would be reasonably likely to adversely affect the conditionality, enforceability, availability or termination of the Debt Commitment Letter or reduce the aggregate principal amount of the Debt Financing below the amount required to pay the aggregate cash Merger Consideration in respect of the Merger and any other amounts required to be paid in cash at the Closing in connection with the consummation of the transactions contemplated hereby and to pay all related fees and expenses (including those payable to Representatives) payable by Parent and Merger Sub in connection with the Transactions (such amount collectively, the “Required Amount”), after giving effect to any cash or other sources of liquidity available to Parent and Merger Sub.

(b) Financing Commitment Letters. As of the date hereof, (i) neither of the Financing Commitment Letters has been amended, modified, terminated or withdrawn, and no such amendment, modification, termination or withdrawal is currently contemplated (other than (x) to add lenders, lead arrangers, investors, bookrunners, syndication agents or other entities who have not executed the Debt Commitment Letter as of the date of this Agreement or (y) to give effect to any market “flex” provisions in the Debt Financing Fee Letter), (ii) the Financing Commitment Letters are in full force and effect and constitute the legal, valid and binding obligations of Parent’s Affiliate party thereto and, to the knowledge of Parent, the other parties thereto, subject to the bankruptcy, insolvency, fraudulent transfer, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general principles of equity (the “Bankruptcy and Equity Exceptions”), (iii) the obligation of the Debt Financing Sources and the Guarantor to provide the Financing is subject to no conditions precedent, other than those expressly set forth in the Financing Commitment Letters, (iv) to the knowledge of Parent, assuming the satisfaction of the conditions set forth in Article VII and completion of the Marketing Period, no fact, circumstance or occurrence exists that would reasonably be expected to result in any additional conditions or contingencies that would adversely affect the availability of the Financing and (v) assuming the satisfaction of the conditions set forth in Article VII and completion of the Marketing Period, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach by Parent (or its Affiliate party thereto) under either of Financing Commitment Letters and Parent has no reason to believe that it (or its Affiliate party thereto) will be unable to satisfy the conditions to the funding of the Debt Financing or that the Financing will not be made available to Parent on the Closing Date.

(c) No Impairment. As of the date hereof, other than the Debt Commitment Letter and the Debt Financing Fee Letter, there are no other Contracts, arrangements or side letters to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the Debt Financing required to pay the Required Amount (after giving effect to any cash or other sources of liquidity available to Parent and Merger Sub) that would reasonably be expected to (i) impair the enforceability of the Debt Commitment Letter, (ii) reduce the aggregate amount of the Debt Financing such that the aggregate amount of the Debt Financing would be below the Required Amount, (iii) impose new or additional conditions precedent to the Debt Financing or (iv) otherwise modify any of the conditions precedent to the Financing.

(d) Sufficient Funds. Assuming the satisfaction in full (and not waiver) of all of the conditions to Closing and assuming the Financing is funded in accordance with the Financing Commitment Letters, Parent, Merger Sub and their respective Subsidiaries will have at the Closing sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the Required Amount.

(e) Fees Paid. Parent has fully paid, or caused to be paid, any and all commitment fees or other fees required by the terms of the Financing Commitment Letters to be paid on or before the date of this Agreement.

4.13 Guaranty. Concurrently with the execution of this Agreement, Parent and Merger Sub have delivered a duly executed guaranty from 3G Fund VI, L.P., a Cayman Islands exempted limited partnership (“Guarantor”) to the Company. The Guaranty is in full force and effect and constitutes a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as enforceability may be limited by the Bankruptcy and Equity Exceptions, and has not been (and will not be except in accordance with its terms) amended or modified. No event has occurred which, with or without notice, lapse of time or both, could constitute or would reasonably be expected to constitute or result in a default on the part of the Guarantor under such Guaranty.

4.14 Tax Considerations.

(a) Tax Classification of Parent. For U.S. federal income tax purposes, Parent is, and has been at all times since its formation, properly treated as a corporation.

(b) Tax Classification of Merger Sub. For U.S. federal income tax purposes, Parent is, and has been at all times since Merger Sub’s formation, properly treated as the sole regarded owner of Merger Sub. Merger Sub was formed solely to effect the transactions contemplated under this Agreement and does not conduct any other business or operations.

(c) Intended Tax Treatment. Neither Parent, nor Merger Sub or any of their Subsidiaries is aware of the existence of any fact or circumstance, or has taken or agreed to take any action, or knowingly failed to take any action, which fact or circumstance or act or failure to act could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

4.15 Capitalization of Merger Sub and Parent. As of the Closing Date and immediately prior to Effective Time, (i) the shares of common stock of Merger Sub (the “Merger Sub Shares”) then outstanding will be wholly owned, directly or indirectly, by Parent, (ii) the capital stock of each Subsidiary of Parent, other than Merger Sub (the “Parent Subsidiaries” and the “Parent Subsidiaries Shares”) then outstanding will be wholly owned, directly or indirectly, by Parent and (iii) all Parent Units will be owned (beneficially and of record), directly or indirectly, by 3G Related Parties (as such term is defined in the A&R Parent LLCA). All Parent Units issued at or in connection with the Closing to 3G Related Parties will have economic rights, preferences and privileges identical to, and pari passu with, the Mixed Election Equity Consideration and shall be issued at the same price per security and with the same Capital Account (as such term is defined in the A&R Parent LLCA). Each Parent Unit to be issued as part of the Mixed Election Equity Consideration will be duly authorized, validly issued, fully paid and non assessable and not subject to preemptive rights. Except for this

Agreement and as provided in this Agreement or the Equity Commitment Letter: (i) there are no outstanding options, warrants, rights, calls, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to the Merger Sub Shares or any capital stock equivalent or other nominal interest in Merger Sub (the “Merger Sub Equity Interests”), or the Parent Subsidiaries Shares or any capital stock equivalent or other nominal interest in Parent Subsidiaries (the “Parent Subsidiaries Equity Interests”) or the Parent Units or any capital stock equivalent or other nominal interest in Parent (the “Parent Equity Interests”), pursuant to which Merger Sub, any Parent Subsidiary or Parent, as applicable, is or may become obligated to issue shares of its capital stock or other equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for any Merger Sub Equity Interests, Parent Subsidiaries Equity Interests or Parent Equity Interests, as applicable; and (ii) there are no contracts or commitments to which Merger Sub, any Parent Subsidiary or Parent is a party relating to the sale or transfer of any equity securities or other securities of Merger Sub, Parent Subsidiaries or Parent. Merger Sub, Parent Subsidiaries and Parent were formed solely for the purpose of engaging in the transactions contemplated hereby, and Merger Sub, Parent Subsidiaries and Parent have not conducted any business prior to the date hereof and have no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement. As of the Effective Time, the A&R Parent LLCA will be the limited liability company agreement of Parent then in effect until thereafter amended in accordance with its terms.

4.16 Disclosure Documents. None of the information supplied or to be supplied by Parent specifically for inclusion or incorporation by reference in (a) the Information Statement will, at the time such document is first filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the holders of Shares and (b) the Registration Statement will, at the time such document is first filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are being made, not misleading. Notwithstanding the foregoing sentence, no representation or warranty is made by Parent with respect to any information or statement made or incorporated by reference in the Information Statement or Registration Statement that was not supplied by or on behalf of Parent or any Subsidiary of Parent for use therein.

4.17 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. Each Buyer Party, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III:

(i) neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii) no Person has been authorized by the Company Group or any of its Affiliates or Representatives to make any representation or warranty relating to the Company Group or any of its businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Buyer Parties or any of their respective Affiliates or Representatives as having been authorized by the Company Group or any of its Affiliates or Representatives (or any other Person); and

(iii) the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Buyer Parties or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b) No Reliance. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that each of Parent and Merger Sub has been provided access for such purposes. Each Buyer Party, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Buyer Parties or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations. Except (a) as expressly contemplated by this Agreement or required by applicable law; (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; or (c) as approved by Parent in writing (with email being sufficient) (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause each of its Subsidiaries to, (i) maintain its existence in good standing (to the extent applicable) pursuant to applicable law; (ii) subject to the restrictions and exceptions set forth in Section 5.2 or elsewhere in this Agreement, use its commercially reasonable efforts to conduct its business and operations in the ordinary course of business; and (iii) use its respective commercially reasonable efforts to (A) preserve intact its material assets, properties, Contracts or other legally binding understandings, licenses and business organizations; (B) keep available the services of its current officers and key employees; and (C) preserve the current relationships with customers, vendors, distributors, partners (including system integrators, platform partners, referral partners, consulting and implementation partners), lessors, licensors, licensees, creditors, contractors and other Persons with which the Company Group has material business relations.

5.2 Forbearance Covenants. Except (i) as set forth in Section 5.2 of the Company Disclosure Letter; (ii) as approved by Parent in writing (with email being sufficient) (which approval will not be unreasonably withheld, conditioned or delayed); or (iii) as expressly contemplated by the terms of this Agreement or required by applicable law, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not, and will not permit any of its Subsidiaries, to:

(a) amend the Charter, the Bylaws, or any other similar organizational document;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities, except (A) for the issuance or sale of shares of Company Common Stock in connection with the exercise or settlement (as applicable) of the Company Equity Awards outstanding as of the date hereof in accordance with their terms as in effect on the date hereof; or (B) in connection with agreements in effect on the date hereof and made available to Parent (or the form of such agreement has been made available to Parent and any such agreement is substantially identical to such form), including the maximum amount of Company Securities to be issued thereunder;

(d) directly or indirectly acquire, repurchase or redeem any securities, except for (A) repurchases, withholdings, or cancellations of Company Securities pursuant to the terms and conditions of the Company Equity Awards outstanding as of the date hereof in accordance with their terms as in effect on the date hereof; or (B) transactions between the Company and any of its direct or indirect Subsidiaries;

(e) (A) adjust, split, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, any shares of its capital stock or other equity or voting interest; (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of any shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly-owned Subsidiary of the Company to the Company, or one of the Company’s other wholly-owned Subsidiaries; (C) pledge or encumber any shares of its capital stock or other equity or voting interest; or (D) modify the terms of any shares of its capital stock or other equity or voting interest;

(f) (A) incur or assume any Indebtedness except for additional borrowings after the date of this Agreement under the Company Group’s existing credit facilities in the ordinary course of business; or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person, except with respect to Indebtedness of any member of the Company Group;

(g) mortgage or pledge any of its and its Subsidiaries’ assets, tangible or intangible, or create or incur any lien thereupon (other than Permitted Liens), other than in connection with financing transactions permitted by Section 5.2(f) or consented to by Parent;

(h) make any loans, advances or capital contributions to, or investments in, any other Person, except for (1) advances to directors, officers and other employees for travel and other business-related expenses, in each case, in the ordinary course of business and in compliance in all material respects with the Company Group’s policies related thereto; and (2) loans, advances or capital contributions to, or investments in, the Company or any direct or indirect Subsidiaries of the Company;

(i) acquire, lease, license, sell, sell and leaseback, abandon, transfer, assign, guarantee, or exchange any assets, tangible or intangible, in each case in excess of $500,000 individually, and other than (1) the sale of products or services of the Company Group in the ordinary course of business; (2) the acquisition, lease or license of products or services by the Company Group in the ordinary course of business (including pursuant to or in connection with the entry into any Lease in the ordinary course of business); and (3) any capital expenditures permitted by (or consented to by Parent under) Section 5.2(p);

(j) encumber or dispose of any Owned Real Property or acquire a fee interest in any material real property in excess of $5,000,000;

(k) sell, assign, transfer, lease, license, sublicense, allow to lapse, abandon, grant a covenant-not-to-assert to a third party with respect to, or otherwise dispose of any material Company Intellectual Property, except for the expiration of any Registered Company Intellectual Property at the end of its statutory term or pursuant to the terms of existing Contracts or the granting of Ordinary Course Licenses;

(l) (A) enter into, adopt, materially amend (including accelerating the vesting, payment or funding), materially modify or terminate any material bonus, profit sharing, compensation, severance, termination, option, appreciation right, performance unit, phantom equity, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment or severance plan, program, agreement, contract, policy or binding agreement or other material Employee Plan in any manner (other than in connection with offer letters entered into in the ordinary course of business with new hires permitted pursuant to clause (D) of this paragraph, provided, that the terms thereof shall not include the granting of any equity or equity-based awards or severance benefits not required by applicable law); (B) increase the compensation of any director, officer, employee, individual consultant, former employee, individual independent contractor, or other individual service provider of the Company Group, or pay any special bonus or special remuneration to any director, officer, employee, individual consultant, former employee, individual independent contractor, or other individual service provider of the Company Group (or accelerate the time of payment, funding or vesting of any payment becoming due under) any Employee Plan as in effect as of the date hereof, except in the case of each of (A) and (B), as required by the terms of the applicable Employee Plan; (C) enter into any change in control, severance or similar agreement or any retention or similar agreement with any officer, employee, director, individual independent contractor, individual consultant, or other individual service provider of the Company Group, or (D) hire, terminate (other than for “cause”), furlough or temporarily lay off any employee of the Company Group above the Vice President level;

(m) settle, release, waive or compromise any pending or threatened material Legal Proceeding or other claim against the Company, except for the settlement of any Legal Proceeding or other claim that is (A)(1) reflected or reserved against in the consolidated financial statements of the Company Group as of the end of the most recently completed fiscal quarter of the Company Group included in the Company SEC Reports filed prior to the date hereof and; (2) for solely monetary payments of, net of insurance recovery, no more than $500,000 individually and $2,000,000 in the aggregate; or (B) settled in compliance with Section 6.15;

(n) except as required by applicable law or GAAP, (A) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business; or (B) make any change in any of its accounting principles or material practices;

(o) (A) make (other than in the ordinary course of business) or change any material Tax election; (B) settle, consent to or compromise any material Tax claim or assessment or surrender a right to a material Tax refund; (C) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment; (D) file an amended Tax Return that could materially increase the Taxes payable by any member of the Company Group; or (E) request any rulings from, or enter into a closing agreement with, any Governmental Authority regarding any material Tax;

(p) incur or commit to incur any material capital expenditure(s) other than consistent with the capital expenditure budget set forth in Section 5.2(p) of the Company Disclosure Letter;

(q) (A) modify, amend or terminate any Material Contract, (B) enter into any Contract that would have been a Material Contract if such Contract was in existence as of the date hereof, or (C) enter into any sale leaseback Contract, in each case, other than in the ordinary course of business;

(r) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice;

(s) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(t) effectuate or announce any closing, employee layoff, furlough, reduction to terms and conditions of employment or other event affecting in whole or in part any site of employment, facility, operating unit or employee that would result in liability of the Company Group under the WARN Act;

(u) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material portion thereof or material equity interest therein or enter into any joint venture, limited liability company or legal partnership or similar arrangement (excluding, for avoidance of doubt, reseller agreements and other commercial agreements that do not involve the formation of an entity with any third Person);

(v) (A) enter into any Collective Bargaining Agreement or agreement or arrangement to form a works council or other Contract with any labor union or other labor organization or works council, except to the extent required by applicable law; provided, that the Company or its applicable Subsidiaries must first, to the extent not prohibited by law, provide Parent and its counsel reasonable advance notice thereof and a reasonable opportunity to review and comment thereon; or (B) recognize or certify any labor union, works council or other labor organization, or group of employees, as the bargaining representative for any employees of the Company Group, except as required by applicable law;

(w) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(x) adopt or implement any stockholder rights plan or similar arrangement, in each case, applicable to the Merger or any other transaction consummated pursuant to Parent’s rights under Section 5.3(d)(i)(2) or Section 5.3(d)(ii)(2); or

(y) enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 5.2.

5.3 No Solicitation.

(a) No Solicitation or Negotiation. Subject to the terms of Section 5.3(b), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company Group will not, will cause its directors, officers and employees not to, and will not instruct, authorize or knowingly permit any of its other Representatives to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or could reasonably be expected to lead to, an Acquisition

Proposal; (ii) furnish to any Person (other than to Parent or any designees of Parent) any non-public information relating to the Company Group or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group (other than Parent or any designees of Parent), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 5.3 and contacting the Person making the Acquisition Proposal to the extent necessary to clarify the terms of the Acquisition Proposal); (iv) approve, endorse or recommend any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; or (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). The Company will immediately cease, and will cause its directors, officers and employees to immediately cease, and will use its reasonable best efforts to cause its other Representatives to immediately cease, any and all discussions or negotiations that existed on or prior to the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. The Company will (A) promptly request the return or destruction of all non-public information concerning the Company Group furnished to any Person that has executed a confidentiality agreement in connection with any Acquisition Proposal; (B) cease providing any further information with respect to the Company Group or any Acquisition Proposal to any such Person or its Representatives; and (C) promptly terminate all access granted to any such Person and its Representatives to any physical or electronic data room. Notwithstanding anything herein to the contrary, the Company will not be required to enforce, and will be permitted to waive any provision of any standstill or confidentiality agreement solely to the extent that (x) such provision prohibits or purports to prohibit a confidential proposal being made to the Company Board or (y) the Company Board has determined that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable law (disregarding, for this purpose, that the Written Consent has been delivered and is effective).

(b) Superior Proposals. Notwithstanding anything to the contrary set forth in this Section 5.3, from the date hereof until the date that is the later of (i) twenty calendar days after the date hereof (the “Initial Threshold Date”) or (ii) solely with respect to Persons or groups of Persons that have made an Acquisition Proposal that constitutes, or could reasonably expected to result in, a Superior Proposal, on or before the Initial Threshold Date, forty calendar days after the date hereof (such date, as applicable, the “Threshold Date”), the Company and the Company Board may, directly or indirectly through one or more of their Representatives (including the Advisor), contact the Person or group of Persons making such Acquisition Proposal to clarify the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes, or could reasonably be expected to result in, a Superior Proposal, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company Group to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made or delivered to the Company an Acquisition Proposal after the date hereof, in each case with respect to an Acquisition Proposal that did not result from any material breach of Section 5.3(a); provided, however, that prior thereto, the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that (i) such Acquisition Proposal either constitutes a Superior Proposal or is reasonably expected to lead to a Superior Proposal, and (ii) the failure to take the actions contemplated by this Section 5.3(b) would be (disregarding, for this purpose, that the Written Consent has been delivered and is effective) inconsistent with its fiduciary duties pursuant to applicable law; and provided further, however, that the Company will promptly (and in any event within 24 hours) make available to Parent any non-public information concerning the Company Group that is provided to any such Person or its Representatives that was not previously made available to Parent; and provided further, however, that if any such Person or its Representatives is a competitor of the Company Group, the Company Group shall not provide any information that in the good faith determination of the Company constitutes commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 5.3(b) other than in accordance with “clean room” or other similar procedures designed to limit any potential adverse effect on the Company from sharing such information.

(c) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(d), at no time after the date hereof may the Company Board:

(i) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent in any material respect; (B) adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within ten Business Days after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than three separate occasions); or (D) take any formal action or make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication), or fail to recommend against any tender or exchange offer (it being understood that the Company Board may refrain from taking a position with respect to an Acquisition Proposal that is a tender or exchange offer until the close of business on the tenth Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.3) (any action described in clauses (A) through (D), a “Company Board Recommendation Change”); provided, however, that, for the avoidance of doubt, none of (1) the determination by the Company Board that an Acquisition Proposal constitutes a Superior Proposal or (2) the delivery by the Company to Parent of any notice contemplated by Section 5.3(d) will constitute a Company Board Recommendation Change; or

(ii) cause or permit the Company Group to enter into an Alternative Acquisition Agreement.

(d) Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Threshold Date:

(i) the Company Board may effect a Company Board Recommendation Change in response to any material event or development or material change in circumstances with respect to the Company that (A) was not actually known to, or reasonably expected by, the Company Board as of the date hereof; and (B) does not relate to (1) any Acquisition Proposal; or (2) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (B) may be considered and taken into account) (each such event, an “Intervening Event”), if the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be (disregarding, for this purpose, that the Written Consent has been delivered and is effective) inconsistent with its fiduciary duties pursuant to applicable law and if and only if:

(1) the Company has provided prior written notice to Parent at least four Business Days in advance to the effect that the Company Board has (A) so determined; and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 5.3(d)(i), which notice will specify the applicable Intervening Event in reasonable detail; and

(2) prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such four Business Day period, must have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board no longer determines that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be (disregarding, for this purpose, that the Written Consent has been delivered and is effective) inconsistent with its fiduciary duties pursuant to applicable law; or

(ii) if the Company has received a bona fide Acquisition Proposal after the date hereof that the Company Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, in each case if and only if:

(1) the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be (disregarding, for this purpose, that the Written Consent has been delivered and is effective) inconsistent with its fiduciary duties pursuant to applicable law;

(2) the Company Group and its Representatives have complied in all material respects with their obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal;

(3) (i) the Company has provided prior written notice to Parent at least four Business Days in advance (the “Notice Period”) to the effect that the Company Board has (A) received a bona fide Acquisition Proposal that has not been withdrawn; (B) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to this Section 5.3(d)(ii) absent any revision to the terms and conditions of this Agreement, which notice will specify the basis for such Company Board Recommendation Change or termination, including the identity of the Person or “group” of Persons making such Acquisition Proposal, the material terms thereof and copies of all relevant documents relating to such Acquisition Proposal; and (ii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Notice Period, must have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; provided, however, that in the event of any material revisions to such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(ii)(3) with respect to such new written notice (it being understood that the “Notice Period” in respect of such new written notice will be three Business Days); and

(4) in the event of any termination of this Agreement in order to cause or permit the Company Group to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 8.1(j), including paying the Company Termination Fee in accordance with Section 8.3(b)(iii).

(5) Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will promptly (and, in any event, within 24 hours) notify Parent if any inquiries, offers or proposals that constitute an Acquisition Proposal are received by the Company or any of its Representatives or any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives with respect to an Acquisition Proposal. Such notice must include (i) the identity of the Person or “group” of Persons making such offers or proposals (unless, in each case, such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person or “group” of Persons that is in effect on the date of this Agreement); and (ii) a summary of the material terms and conditions of such offers or proposals. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis (and, in any event, within 24 hours) of any modification of the material terms of any inquiry, offer or proposal (including any amendments thereto) and any material changes and developments in the status of any discussions or negotiations.

(e) Certain Disclosures. Nothing in this Agreement will prohibit the Company Board from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 5.3; or (iv) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company Group) that the Company Board has determined to make in good faith in order to comply with applicable law, regulation or stock exchange rule or listing agreement, it being understood that any such statement or disclosure made by the Company Board pursuant to this Section 5.3(e) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company Board and the rights of Parent under this Section 5.3, it being understood that nothing in the foregoing will be deemed to permit the Company Board to effect a Company Board Recommendation Change other than in accordance with Section 5.3(d). In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company Board, to the extent required by law, that describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and the operation of this Agreement with respect thereto will not, in and of itself, be deemed to be (A) a withholding, withdrawal, amendment, or modification, or proposal by the Company Board to withhold, withdraw, amend or modify, the Company Board Recommendation; (B) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (C) a Company Board Recommendation Change.

(f) Breach by Representatives. The Company will not authorize, direct or knowingly permit any consultant or employee of the Company to breach this Section 5.3, and upon becoming aware of any breach or threatened breach of this Section 5.3 by a consultant or employee of the Company, shall use its reasonable best efforts to stop such breach or threatened breach.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, including the limitations in Section 6.2(b), the Buyer Parties, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts to (A) take (or cause to be taken) all actions;

(B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case, as are necessary, proper or advisable pursuant to applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger, including by:

(i) causing the conditions to the Merger set forth in Article VII to be satisfied;

(ii) (1) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities and third parties; and (2) making all registrations, declarations and filings with Governmental Authorities, in each case, that are necessary or advisable to consummate the Merger;

(iii) obtaining all consents, waivers and approvals and delivering all notifications pursuant to any Material Contracts in connection with this Agreement and the consummation of the Merger so as to maintain and preserve the benefits to the Surviving Corporation of such Material Contracts as of and following the consummation of the Merger; and

(iv) executing and delivering any Contracts and other instruments that are reasonably necessary to consummate the Merger.

(b) No Omission to Take Necessary Action. In addition to the foregoing, subject to the terms and conditions of this Agreement (including subject to clause (D) of the second sentence of Section 6.2(a)), neither the Buyer Parties, on the one hand, nor the Company, on the other hand, will take any action, or omit to take any action, which action or omission is intended to or has (or would reasonably be expected to have) the effect of preventing, materially impairing, materially delaying or otherwise materially adversely affecting (i) the consummation of the Merger; or (ii) the ability of such Parties to fully perform their obligations pursuant to this Agreement. For the avoidance of doubt, no action by the Company taken in compliance with Section 5.3 will be considered a violation of this Section 6.1.

(c) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, the Company Group will not be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), the provision of additional security (including a guarantee), or otherwise make any accommodation, commitment or incur any liability or obligation to any third party, in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

6.2 Filings.

(a) Filing Under the HSR Act and Any Other Antitrust and Foreign Investment Laws. The Buyer Parties (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Subsidiaries, if applicable), on the other hand, will, to the extent required in the reasonable judgment of counsel to Parent and the Company, (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act within twenty five Business Days following the date hereof; and (ii) make or cause to be made any such filings required under any Antitrust and Foreign Investment Laws and as set out in Section 6.2(a) of the Company Disclosure Letter as promptly as practicable. Each of Parent and the Company will use reasonable efforts to (A) cooperate and coordinate (and cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) promptly supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) promptly supply (or cause the other to be supplied) any additional information that may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) subject to the limitations set forth in Section 6.2(b), take all action necessary to (1) cause the expiration or termination of the applicable waiting periods (including where applicable, by way of a positive clearance decision) pursuant to the HSR Act and any other applicable Antitrust and Foreign Investment Laws, including requesting early termination of the HSR waiting period; and (2) obtain the required consents pursuant to any other applicable Antitrust and Foreign Investment Laws, in each case as soon as practicable. If any Party or Affiliate thereof receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other applicable Antitrust and Foreign Investment Laws, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response to such request.

(b) Required Actions. Notwithstanding any other provision of this Agreement to the contrary, Buyer Parties shall and, shall cause their respective Affiliates to, propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of, effective as of the Effective Time, the Company or its Subsidiaries, or otherwise offer to take or offer to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of the Company or its Subsidiaries) (collectively, “Remedies”) which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action, in each case, as may be required in order to obtain any clearance, consent, approval or waiting period expiration or termination from any Person or Governmental Authority with respect to the Merger and the other transactions contemplated hereby or in order to vacate, lift, reverse, overturn, settle or otherwise resolve any order that prevents, prohibits, restricts or delays the consummation of the Merger and the other transactions contemplated hereby, in any case, that may be issued by any court or other Governmental Authority, so as to enable the Closing to occur as soon as reasonably possible (and in any event, not later than the Termination Date); provided, however, that Buyer Parties shall not be required to take or agree or commit to take any action, including any Remedies, if doing so would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company Group, taken as a whole (a “Detriment”). Subject to and without limiting this Section 6.2(b), the Company shall, and shall cause its Affiliates and Representatives to, reasonably cooperate, with Parent and its Affiliates on any sale, divestiture, license, hold separate, or other action undertaken or proposed to be undertaken by the Buyer Parties.

(c) Cooperation. In furtherance and not in limitation of the foregoing, the Company and the Buyer Parties shall (and shall cause their respective Affiliates to), subject to any restrictions under applicable laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (ii) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any material developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable laws and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any meeting, hearing, proceeding or material discussions (whether in person, by telephone or otherwise) with or before any Governmental Authority in respect of the Merger without giving the other Parties reasonable prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company and the Buyer Parties and their respective Affiliates, if applicable, may designate any non-public information provided to any Governmental

Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the non-public information; provided, however, that each of the Company and the Buyer Parties and their respective Affiliates, if applicable, may redact any valuation and related information, or information that is protected by legal privilege, before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis. Notwithstanding anything herein to the contrary, Parent shall have the right to control and (having taken into consideration in good faith all comments, proposals and suggestions made by the Company) direct the process, strategy and determinations with respect to any Antitrust and Foreign Investment Law in connection with the Merger, including in dealing with any Governmental Authority with respect thereto. Neither Parent nor the Company will (and each of the Company and Parent will cause their Subsidiaries and affiliates not to) agree to stay, toll or extend any applicable waiting period under any Antitrust and Foreign Investment Law or enter into or extend a timing agreement with any Governmental Authority, without the prior written consent of the other party.

(d) From the date of this Agreement until the earlier of (i) the valid termination of this Agreement in accordance with its terms and (ii) the satisfaction of the condition set forth in Section 7.1(b), none of the Company, Parent or Merger Sub (or any of their respective Affiliates) shall enter into any agreement, transaction or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to materially and adversely affect or materially delay the Company’s, Parent’s or Merger Sub’s ability to: (i) obtain the timely expiration or termination of the waiting period under the HSR Act, or the authorizations, consents, Orders and approvals required under any other applicable Antitrust and Foreign Investment Laws, applicable to the Transactions; (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order that would materially delay or prevent the consummation of the Transactions; or (iii) obtain all other authorizations, consents, Orders and approvals of Governmental Authorities necessary for the consummation of the Transactions in accordance with the terms and conditions of this Agreement.

6.3 Written Consent. Immediately after the execution of this Agreement, in lieu of calling a meeting of the Company Stockholders, the Company shall use reasonable best efforts to obtain the Written Consent. Promptly following the receipt of the Written Consent, the Company will provide Parent with a copy of such Written Consent. In connection with the Written Consent, the Company shall take actions necessary or advisable to comply, and shall comply in all respects, with the DGCL, including Section 228 and Section 262 thereof, and the Charter and Bylaws of the Company.

6.4 Information Statement/Prospectus, Registration Statement.

(a) Information Statement/Prospectus and Registration Statement. As promptly as practicable following the execution of this Agreement, Parent shall file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include (i) an information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing the information specified in Schedule 14C under the Exchange Act concerning the Written Consent and the transactions (the “Information Statement”) to be prepared by the Company, and (ii) a prospectus in connection with the registration under the Securities Act of the Parent Units to be issued in connection with the Merger (the “Prospectus,” and with the Information Statement, the “Information Statement/Prospectus”), to be prepared by the Parent with the Company’s reasonable cooperation. Parent and the Company shall cooperate and provide each other Party with a reasonable opportunity to review and comment on the Information Statement/Prospectus and the Registration Statement and any substantive correspondence (including responses to SEC comments), amendments or supplements to the Information Statement/Prospectus or the Registration Statement prior to filing with the SEC, shall consider in good faith any comments on each such document or response that are proposed by each other Party, and shall provide to such other Parties a copy of all such filings made with the SEC.

(b) Effectiveness and Dissemination of Information Statement and Registration Statement. Parent shall use all reasonable best efforts to have the Registration Statement declared effective under the Securities Act, and the Company shall use all reasonable best efforts to have the Information Statement/Prospectus cleared by the SEC and its staff under the Exchange Act, in each case, as promptly as practicable after such filing. Without limiting any other provision herein, the Registration Statement and Information Statement/Prospectus will contain such information and disclosure reasonably requested by Parent so that the Registration Statement conforms in form and substance to the requirements of the Securities Act and the Information Statement/Prospectus conforms in form and substance to the requirements of the Exchange Act. The Company shall use its reasonable best efforts to cause the Information Statement/Prospectus to be mailed to the Company Stockholders as promptly as practicable after the Registration Statement is declared effective.

(c) Furnishing Information. The Company shall provide Parent with such information concerning themselves and their Affiliates as is customarily included in a registration statement or information statement prepared in connection with a transaction of the type contemplated by this Agreement or as otherwise required by applicable laws, requested by the SEC or its staff, or as Parent may reasonably request, in each case, sufficiently in advance of the mailing of the Information Statement/Prospectus to be included therein. Prior to the Effective Time, each of the Company and the Buyer Parties agrees to correct any information provided by it for the Information Statement/Prospectus or Registration Statement, as the case may be, which if not corrected would result in the Information Statement/Prospectus or Registration Statement to include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and file with the SEC an appropriate amendment or supplement to such filing describing such information and, to the extent required by applicable law or the SEC or its staff, disseminate any such amendment or supplement to the Company Stockholders.

(d) Consultation Prior to Certain Communications. The Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Registration Statement or Information Statement/Prospectus, as the case may be, without first providing the other Party a reasonable opportunity to review and comment on such written communication, and each Party will give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(e) Notices. The Company, on the one hand, and Parent, on the other hand, will promptly advise the other, of any receipt of (i) a request by the SEC or its staff for any amendment or revisions to the Information Statement/Prospectus or the Registration Statement, as the case may be; (ii) comments from the SEC or its staff on the Information Statement/Prospectus or the Registration Statement, as the case may be; or (iii) a request by the SEC or its staff for additional information in connection therewith.

6.5 Financing.

(a) Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Debt Financing contemplated by the Debt Commitment Letter on or prior to the Closing Date on the terms and conditions and in the amounts described in the Debt Commitment Letter (including any “flex” provisions) or such other terms and conditions that are not materially less favorable (taken as a whole) to the Company, including (i) maintaining in effect the Debt Commitment Letter and any Definitive Debt Financing Agreements (as defined below) and complying with its obligations thereunder, (ii) satisfying on a timely basis, taking into consideration the timing of the Closing and the completion of the Marketing Period, and in a manner that will not impede the ability of the parties hereto to consummate the Merger promptly upon the Closing Date, all conditions to the funding of the Debt Financing set forth in the Debt Commitment Letter and the Definitive

Debt Financing Agreements that are within its control, (iii) using reasonable best efforts to negotiate and enter into definitive debt financing agreements on the terms and conditions contemplated by the Debt Commitment Letter (including any “flex” provisions) or such other terms and conditions that are not materially less favorable (taken as a whole) to the Company (the “Definitive Debt Financing Agreements”), (iv) if the conditions under the Debt Commitment Letter are satisfied, consummating the Debt Financing and causing the Debt Financing Sources to consummate their Debt Financing at the Closing, (v) complying with its obligations under the Debt Commitment Letter and Definitive Debt Financing Agreements in a timely and diligent manner, taking into consideration the timing of the Closing and the completion of the Marketing Period and (vi) keeping the Company informed on a regular and current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing contemplated by the Debt Commitment Letter and any other financing (including, by, upon reasonable request of the Company, promptly providing to the Company drafts of material definitive agreements for the Debt Financing (and any amendments thereto entered into on or prior to the Closing)) and giving the Company prompt notice of (i) any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material and adverse impact on the Debt Financing contemplated by the Debt Commitment Letter, (ii) any breach by any party to the Debt Commitment Letter or Definitive Debt Financing Agreements of which Parent has become aware, (iii) the expiration or termination (or attempted or purported termination, whether or not valid) of the Debt Commitment Letter, (iv) any written or electronic (including email) notice or communication by any Debt Financing Source with respect to any actual or threatened breach, default (or allegation thereof), repudiation by any party to the Debt Commitment Letter or any Definitive Debt Financing Agreement or any refusal to provide, or stated intent that it will not provide, by any Debt Financing Source the full amount of the Debt Financing contemplated by the Debt Commitment Letter for any reason, (v) Parent’s good faith belief, for any reason, that it may no longer be able to obtain all or any portion of any Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions described therein (after giving effect to any flex provisions), or (vi) receipt of any written notice or other written communication from any person with respect to any: (A) actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Definitive Debt Financing Agreement, (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter or any Definitive Debt Financing Agreement (other than ordinary course negotiations) and (C) the failure of any condition to the Debt Financing to be satisfied. Any breach of the Debt Commitment Letter, the Debt Financing agreements, any Alternative Financing commitment or any Definitive Debt Financing Agreements by Parent or Merger Sub shall be deemed a breach by Parent of this Section 6.5.

(b) Prior to the Closing, Parent shall not, and shall cause its Affiliates not to, agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its rights under, the Debt Commitment Letter or Definitive Debt Financing Agreements without the Company’s prior written consent; provided that Parent may, without the Company’s prior written consent: (i) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letter or any Definitive Debt Financing Agreements that would not, and would not reasonably be expected to, (A) reduce the amount of the Debt Financing contemplated by the Debt Commitment Letter, to an amount that will be less than the Required Amount, (B) adversely affect the ability of Parent and Merger Sub to enforce its rights against any other party to the Debt Commitment Letter or the Definitive Debt Financing Agreements, in each case, as so amended, replaced, supplemented or otherwise modified, in each case, in accordance with this Agreement, relative to the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter as in effect on the date hereof, (C) prevent, materially delay or impede the consummation of the Merger, the Debt Financing or the other transactions contemplated by this Agreement upon the satisfaction of the conditions set forth in the applicable Debt Commitment Letter, or (D) impose any new or additional conditions, or otherwise expand any of the conditions, to the availability and funding of Debt Financing as contemplated by the Debt Commitment Letter, and (ii) amend, modify, supplement, restate, assign, substitute or replace the Debt Commitment Letter to add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar entities. Upon any such amendment, replacement, supplement, modification or waiver, the terms “Debt Commitment Letter,” “Definitive Debt Financing Agreement,” as applicable, shall mean the Debt Commitment Letter or Definitive Debt Financing Agreement, as applicable, as so amended, replaced, supplemented or modified. Parent shall promptly deliver to the Company copies of any such amendment, replacement, supplement or other modification of the Debt Commitment Letter and/or any such waiver of a provision of the Debt Commitment Letter.

(c) If all or any portion of the Debt Financing becomes unavailable, or the Debt Commitment Letter or any of the Definitive Debt Financing Agreements shall be withdrawn, repudiated, terminated or rescinded, regardless of the reason therefor, then Parent shall (i) use reasonable best efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative debt or preferred equity financing sources, as applicable, alternative financing in an amount, together with the amount of Financing remaining available and cash and cash equivalent on hand at the Company and its Subsidiaries, sufficient to pay the Required Amount on the Closing Date, in each case, upon terms and conditions not materially less favorable, taken as a whole, than those set forth in the Debt Commitment Letter (including, for the avoidance of doubt, any related “market flex” provisions) (“Alternative Financing”) and (ii) promptly notify the Company of such unavailability and the reason therefor; provided that such reasonable best efforts shall not require Parent to pay more fees, OIDs or incur an increase in pricing than the pricing terms of the Debt Commitment Letter, as in effect on the date of this Agreement, taking into account any flex terms. In the event any Alternative Financing is obtained in accordance with this Section 6.5(c), references in this Agreement to “Debt Financing” shall also be deemed to refer to such Alternative Financing, as appropriate, and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the “Debt Commitment Letter”, “Definitive Debt Financing Agreements” and any other relevant defined term or clause, as applicable, shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, as appropriate, and all obligations of Parent pursuant to this Section 6.5 and all obligations of the Company pursuant to Section 6.6 shall be applicable thereto to the same extent as the Debt Financing.

6.6 Cooperation with Financing.

(a) Cooperation with Financing. Prior to the Effective Time, the Company shall use reasonable best efforts to, and shall cause its Subsidiaries to use reasonable best efforts to, and shall use reasonable best efforts to cause its and their respective Representatives to, provide such cooperation as is reasonably requested by Parent, is necessary in connection with the Debt Financing and customarily provided for borrowers or issuers in financings of the type contemplated by the Debt Commitment Letter (or permanent take-out financing incurred in lieu of the bridge facility contemplated under the Debt Commitment Letter), including reasonable best efforts to:

(i) assist in preparation for and participate (and cause appropriate members of senior management of the Company to assist and participate) in a reasonable number of meetings (including customary one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders of, the Debt Financing), drafting sessions, conference calls, presentations, road shows, due diligence sessions, sessions with rating agencies or other customary financing activities, in each case, which shall be virtual (unless otherwise agreed by the Company) and shall be at reasonable times and locations mutually agreed and with reasonable advance notice, and assist Parent in obtaining ratings in connection with the Debt Financing;

(ii) (A) as promptly as reasonably practicable, furnish Parent with the Required Information (including updating and correcting any Required Information to the extent such Person has knowledge that such Required Information contains any material omission of fact or material misstatement of fact regarding the Company and the Subsidiaries of the Company) and (B) inform Parent if the chief executive officer, chief financial officer, treasurer or controller of the Company or any member of the Company Board shall have Knowledge of any facts as a result of which a restatement of any financial statements to comply with GAAP is probable;

(iii) solely with respect to financial information and data that can be derived from the Company’s historical books and records without undue burden or expense, assist Parent with the preparation of pro forma financial information and pro forma financial statements to the extent necessary or reasonably requested by Parent or the Debt Financing Sources, it being agreed that the Company will not be responsible for any information relating to (A) the proposed aggregate amount of the Financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such Financing; (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (C) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company by Parent;

(iv) in advance of and prior to the completion of the Marketing Period, assist Parent and the Debt Financing Sources in the preparation of customary bank information memoranda, lender or investor presentations, rating agency presentations, offering memoranda or private placement memoranda and other customary marketing materials in connection with the Debt Financing (collectively, the “Marketing Material”) including delivering upon request of Parent prior to the commencement of the marketing of the Debt Financing (A) customary executed authorization letters to accompany customary Marketing Materials regarding the material accuracy of information contained in such Marketing Materials with respect to the Company and its Subsidiaries and, with respect to any “public version” of such Marketing Materials, the lack of material non-public information with respect to the Company and its Subsidiaries therein and (B) customary executed management representation letters and CFO certificates with respect to the financial information included in the Marketing Materials;

(v) cause the Company’s independent auditors to (A) provide customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to historical consolidated financial information of the Company included in any offering memoranda with respect to any non-convertible high yield debt securities included in the Debt Financing issued on a “Rule 144A for life” basis (including using reasonable best efforts to obtain, to the extent applicable, consents of accountants for use of their reports in any materials relating to the Debt Financing and accountants’ comfort letters, in each case as reasonably requested by Parent or the Debt Financing Sources) and (y) reasonable assistance to Parent in connection with the Parent’s preparation of pro forma financial statements and pro forma information (subject to the same limitations set forth in clause (iii) of this Section (c)) and (B) attend accounting due diligence sessions and drafting sessions;

(vi) at least four (4) Business Days prior to the Closing Date, and to the extent requested by Parent on behalf of the Debt Financing Sources no later than ten (10) Business Days prior to the Closing Date, provide all documentation and other information about the Company and the Subsidiaries of the Company as is reasonably required under applicable “know your customer”, anti-money laundering and beneficial ownership rules and regulations, including the USA PATRIOT Act;

(vii) (A) providing reasonable assistance to facilitate at (but not prior to) the Closing the release of liens on assets of the Company (other than Permitted Liens) that are contemplated by the Debt Commitment Letter to become collateral for the Debt Financing; and (B) assisting in the preparations for the pledging of collateral, including possessory collateral (it being understood that no such pledging of collateral will be effective until at or after the Closing), facilitating the obtaining of guarantees (it being understood that no such guarantees will be effective until at or after the Closing), and assistance in the preparation of any definitive financing documents and other matters ancillary to the Debt Financing as may be reasonably requested by Parent, including by providing access to information that is available to the Company without undue burden or expense for the completion of any schedules or certificates thereto;

(viii) assisting Parent in obtaining any corporate or facility ratings from any ratings agencies contemplated by the Debt Financing;

(ix) (A) furnishing Parent with the Payoff Deliverables (including providing Parent with drafts thereof at least three Business Days prior to the Closing); (B) deliver notices of prepayment and redemption (which may be delivered at Parent’s request in advance of the Closing Date so long as they are contingent upon the occurrence of the Closing) within the time periods reasonably requested by Parent, in its discretion, and take any actions at or prior to the Effective Time reasonably requested by Parent to facilitate any such prepayment and/or redemption and (C) cooperate with any back-stop, “roll-over” or termination of any existing letters of credit under any such agreements (it being understood and agreed that any prepayment and/or redemption are (and shall be) contingent upon the occurrence of the Closing and no actions shall be required which would obligate the Company or its subsidiaries to complete such prepayment or redemption prior to the occurrence of the Closing);

(x) furnish to Parent and the Debt Financing Sources (A) within 50 days after the end of any fiscal quarter that is not a fiscal year end, the unaudited consolidated balance sheet of the Company as of the end of such quarter and the related unaudited statements of income and cash flows (which will have been reviewed by the Company’s independent public accountants as provided in SAS 100); and (B) within 75 days after the end of any fiscal year, the audited consolidated balance sheet of the Company as of the end of such fiscal year and the related audited statements of income and cash flows;

(xi) assist in the preparation and facilitate the execution and delivery (in the case of execution and delivery, solely to the extent any such execution would only be effective on or after the Closing Date) of any definitive financing documentation required in connection with the Debt Financing and the schedules and exhibits thereto, in each case, required to be delivered under such definitive financing documentation, including credit agreements (or joinders thereto), note purchase agreements, engagement letters, fee letters, pledge and security documents, and other definitive financing documents and deliverables (including any Definitive Debt Financing Agreements); and

(xii) assist in the taking of customary corporate and other similar actions, subject to and contingent upon the occurrence of the Closing, reasonably necessary or reasonably requested by Parent to permit the consummation of the Debt Financing on the Closing Date (provided, that such actions will only be required by a director, manager or any equivalent officer or employee of the Company or any Subsidiary of the Company who will continue in such position after the Closing).

(b) Obligations of the Company. Nothing in this Section 6.6 will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (ii) enter into any definitive agreement that is effective prior to the Effective Time (other than customary bank authorization letters (or the equivalent thereof)), (iii) give any indemnities in connection with the Financing that are effective prior to the Effective Time, (iv) take any action that, would unreasonably interfere with the conduct of the business of the Company Group or create an unreasonable risk of damage or destruction of any property or assets of the Company Group, (v) deliver or cause the delivery of any legal opinions, or (vi) deliver any certificate or authorization letter that it reasonably believes in good faith, contains any untrue certifications. In addition, notwithstanding anything to the contrary in this Section 6.6, (A) the persons who are officers or directors of any member of the Company Group shall not be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing (except to the extent they continue in such capacity immediately after the Closing), (B) no action, liability or obligation of the Company Group or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Financing will be effective until the Effective Time, and none of the Company Group will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time (other than customary representation letters, CFO certificates and bank authorization letters (or the equivalent thereof) including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing); (C) any bank information memoranda and high-yield offering prospectuses or memoranda required in relation to the Financing will contain disclosure reflecting the Surviving Corporation or its Subsidiaries as the obligor; (D) no officer or Representative of the Company Group shall be required to deliver any certificate or opinion or take any other action under this Section 6.6 that could reasonably be expected to result in personal liability to such officer or Representative, (E) the Company Group shall not be required to take any action that would reasonably be expected to (x) cause any representation or warranty in this Agreement to be breached by Company or any of its Subsidiaries or conflict with the organizational documents of Company or any of its Subsidiaries or with any law, or (z) result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Company or any of its Subsidiaries is a party, (F) the Company Group shall not be required to provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege of Company or any of its Affiliates, and (G) the Company Group shall not be required to prepare or deliver any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice. The Company shall have the right to review and comment on marketing materials used in connection with the arrangement of the Debt Financing prior to the dissemination of such materials to potential lenders or other counterparties to any proposed financing transaction (or filing with any Governmental Authority).

(c) Updates. The Company will use its reasonable best efforts, and will cause each of its Subsidiaries to use its respective reasonable best efforts, to update any Required Information provided to Parent and the Debt Financing Sources as may be necessary so that such Required Information (i) is Compliant, (ii) meets the applicable requirements set forth in the definition of “Required Information” and (iii) would not, after giving effect to such update(s), cause the Marketing Period to cease pursuant to the definition of “Marketing Period.” For the avoidance of doubt, Parent may, to most effectively access the financing markets, require the cooperation of the Company and its Subsidiaries under this Section 6.6 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing Date; provided, that, for the avoidance of doubt, (A) Parent shall have notified the Company that it is commencing the Marketing Period on a date certain (in accordance with clause (A)(ii) of the definition thereof) in connection with the each such attempt to access the financing markets, in which case a Marketing Period shall be deemed to commence on such date specified for such attempt and (B) to the extent a Marketing Period is successfully completed in accordance with the definition thereof (regardless of whether all or any portion of the Debt Financing was successfully allocated to investors or lenders during such Marketing Period), the Marketing Period shall not be applicable as to any subsequent attempt to access the markets. The Company agrees to (i) file all reports on Form 10-K and Form 10-Q, and to the extent required to include financial information pursuant to Item 9.01 thereof, Form 8-K and (ii) use reasonable best efforts to file all other Forms 8-K, in each case, required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the time periods required by the Exchange Act. In addition, if, in connection with a marketing effort contemplated by the Debt Commitment Letters, Parent reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company and its Subsidiaries, which Parent reasonably determines (and the Company does not unreasonably object) to include in a customary offering memorandum for the Debt Financing, then, the Company shall file such Current Report on Form 8-K.

(d) Reimbursement. After any valid termination of this Agreement, promptly upon request (but in any event within 30 days thereafter) by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company Group in connection with the cooperation of the Company Group contemplated by this Section (c) provided that the Company Group (and not Parent) shall be responsible for any amounts that would otherwise have been incurred in the absence of the transactions contemplated by this Agreement.

(e) Indemnification. The Company Group and their respective Representatives will be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Financing pursuant to this Agreement or the provision of information utilized in connection therewith, in each case, other than as a result of (i) information relating to the Company Group provided expressly for use in connection with the Financing that is determined to be materially false or misleading or (ii) fraud, bad faith, gross negligence or willful misconduct by or on behalf of such Person.

(f) Logos. The Company hereby consents to the use of its logos solely in connection with the Debt Financing; provided, that Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company’s reputation or goodwill and will comply with the Company’s usage requirements to the extent made available to Parent and Merger Sub prior to the date of this Agreement.

(g) No Financing Condition. Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Sub understands and acknowledges and agrees that obtaining the Financing is not a condition to the obligations of the parties to consummate the Merger in accordance with the terms and provisions of this Agreement.

6.7 Anti-Takeover Laws. The Company and the Company Board will (a) take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Merger; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Merger, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize or make inapplicable the effect of such statute or regulation on the Merger.

6.8 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Closing, the Company will afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books and records and personnel of the Company Group, in each case, for purposes that are, in good faith, actually related to, the consummation of the Transactions or Parent’s or its Affiliates’ integration and post-Closing operational planning, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable law or regulation requires the Company Group to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company Group is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any trade secrets of third Persons; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand. Nothing in this Section 6.8 will be construed to require the Company Group or any of its Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company Group or create a risk of damage or destruction to any property or assets of the Company Group. Any access to the properties of the Company Group will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth above by electronic means if physical access is not permitted under applicable law. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.8, other than any information that has been made, is or becomes available to Parent or any of its Representatives by or from the Company or any of its Representatives in the ordinary course of their ongoing business arrangements consistent with past practice, including in connection with Parent’s preparation of its consolidated financial statements or its public reporting obligations, or that Parent receives or has a right to receive in connection with any franchise, development or other commercial agreement by and between Parent or any of its Affiliates, on the one hand, and the Company or any of its Affiliates, on the other hand. All requests for access pursuant to this Section 6.8 must be directed to the General Counsel of the Company, or another Person designated by the Company.

6.9 Section 16(b) Exemption. The Company will take all actions reasonably necessary to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. The Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company Group pursuant to any indemnification agreements between a member of the Company Group and any of its current or former directors or officers (and any person who becomes a director or officer of a member of the Company Group prior to the Effective Time) (collectively, the “Indemnified Persons”) or employees for any acts or omissions by such Indemnified Persons or employees occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation, bylaws, and other similar organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter, the Bylaws and the other similar organizational documents of the Subsidiaries of the Company, as applicable, as of the date hereof. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any adverse manner except as required by applicable law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable law or pursuant to any indemnification agreements with the Company and any of its Subsidiaries in effect on the date hereof, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as an Affiliate, director, officer, employee or agent of the Company Group or its Affiliates to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Effective Time; and (ii) the Merger, as well as any actions taken by the Company or the Buyer Parties with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered any of the Surviving Corporation or any of its Subsidiaries insolvent), except that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, (A) the Surviving Corporation will have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Corporation, on behalf of itself and its Affiliates, will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto); (B) each Indemnified Person will be entitled to retain his or her own counsel, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; (C) the Surviving Corporation will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding to the fullest extent permitted under applicable law, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; and (D) no Indemnified Person will be liable for any settlement of such Legal Proceeding effected without his or her prior written consent (unless such settlement relates only to monetary damages for which the Surviving Corporation is entirely responsible). Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which will be paid by the Surviving Corporation.

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain in effect the Company’s directors’ and officers’ liability insurance in effect on the date hereof (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s directors’ and officers’ liability insurance carrier on the date hereof. The Company may purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s directors’ and officers’ liability insurance carrier on the date hereof on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are no less favorable than those of the D&O Insurance so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for so long as such “tail” policy is in full force and effect.

(d) Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns will (i) consolidate with or merge into any other Person and not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfer all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10.

(e) No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person. Each of the Indemnified Persons or other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if such person were a Party. The rights of the Indemnified Persons (and other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Charter and the Bylaws; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company Group; or (iv) applicable law (whether at law or in equity).

(f) Joint and Several Obligations. The obligations of the Surviving Corporation, Parent and their respective Subsidiaries pursuant to this Section 6.10 will be joint and several.

(g) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company Group for any of its directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11 Employee Matters.

(a) Acknowledgement. Parent hereby acknowledges and agrees that a “change in control” (or similar phrase) within the meaning of each of the Employee Plans, as applicable, will occur as of the Effective Time.

(b) Existing Arrangements. Subject to this Section 6.11, from and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) honor all of the Employee Plans in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, nothing will prohibit the Surviving Corporation from in any way amending, modifying or terminating any such Employee Plans in accordance with their terms or if otherwise permitted pursuant to applicable law.

(c) Employment; Benefits. As of the Closing, the Surviving Corporation or one of its Subsidiaries will continue to employ the employees of the Company Group as of the Effective Time. From and after the Effective Time until the first anniversary of the Effective Time (or, if earlier, the termination date of an applicable Continuing Employee), the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee with (i) an annual base salary or hourly wage rate (as applicable) that is no less favorable than the annual base salary or hourly wage rate (as applicable) provided to such Continuing Employee immediately prior to the Effective Time and (ii)

short-term (annual or more frequent) cash incentive compensation or commission opportunities that are no less favorable than the short-term (annual or more frequent) cash incentive compensation or commission opportunities provided to such Continuing Employee immediately prior to the Effective Time. From and after the Effective Time until December 31, 2026 (or, if earlier, the termination date of an applicable Continuing Employee) (the “Continuation Period”), the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee with all other employee compensation and benefits (other than defined benefit pension, nonqualified deferred compensation, post-employment or retiree health or welfare, change in control, retention or equity-based benefits) that are substantially comparable in the aggregate to those provided to such Continuing Employees immediately prior to the Effective Time (subject to the same exclusions). During the Continuation Period, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) provide severance benefits to eligible employees in accordance with the Company’s severance agreements, plans, guidelines and practices as set forth in Section 6.11(c) of the Company Disclosure Letter, which have been made available to Parent prior to the date hereof. Notwithstanding the foregoing, nothing in this Section 6.11 shall obligate the Surviving Corporation and its Subsidiaries to continue the employment of any Continuing Employee for any specific period.

(d) New Plans. To the extent that a benefit plan is made available to any Continuing Employee at or after the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company Group prior to the Effective Time for purposes of eligibility to participate, vesting and for purposes of future vacation accrual and determining severance amounts, except that (i) such service need not be credited to the extent that it would result in duplication of coverage or benefits, (ii) such service shall only be credited to the same extent and for the same purpose as such service was credited under an analogous Employee Plan, and (iii) no service shall be required to be credited under any plan that provides for equity or equity-based (other than in respect of the Company PSA Consideration), defined benefit pension, deferred compensation or post-employment or retiree welfare benefits. In addition, and without limiting the generality of the foregoing, the Surviving Corporation shall use commercially reasonable efforts to ensure that (A) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all employee benefit plans sponsored by the Surviving Corporation and its Subsidiaries (other than any plan that provides for equity or equity-based compensation) to the extent that coverage pursuant to any such plans (the “New Plan”) replaces coverage previously provided under a comparable Employee Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, the “Old Plans”); and (B) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, (x) the Surviving Corporation will (and Parent will cause the Surviving Corporation to) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and (y) the Surviving Corporation will (and Parent will cause the Surviving Corporation to) cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year ending on the Closing Date to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance, co-pay, offsets and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time, and will not be subject to accrual limits or other forfeiture and will not limit future accruals (except to the extent that such limits or forfeitures applied under the Employee Plans in effect as of the date hereof).

(e) No Third Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.11 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of its Subsidiaries to terminate any Continuing Employee for any reason; (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any particular Employee Plan or other compensation or benefit plan or arrangement, or prevent the amendment, modification or termination thereof after the Effective Time; (iii) create any third party beneficiary rights in any Person; or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement.

(f) 401(k) Plan Termination. If Parent provides written notice to the Company no later than ten Business Days prior to the Effective Time that the 401(k) Plan shall be terminated, the Company Board (or the appropriate committee thereof) shall take actions necessary to terminate the Company 401(k) Plan (the “Company 401(k) Plan”), such termination to be effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time. If Parent provides such written notice to the Company, no later than two days prior to the Closing Date, the Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated pursuant to resolutions of the Company Board (effective as of the day immediately preceding the Closing Date), the form and substance of which shall be subject to reasonable review and comment by Parent. If the Company 401(k) Plan is terminated pursuant to this Section, (i) Parent shall, effective as of the Closing Date, offer participation in Parent’s tax qualified defined contribution plan (the “Parent 401(k) Plan”) to each Continuing Employee who was an active participant in the Company 401(k) Plan as of the date of its termination and who satisfies the eligibility requirements of the Parent 401(k) Plan, and (ii) if elected by such Continuing Employee in accordance with applicable Law, Parent shall permit the Parent 401(k) Plan to, following the Closing Date, accept a “direct rollover” to such Parent 401(k) Plan of the account balances (including any participant loans) of such Continuing Employee.

6.12 Obligations of the Buyer Parties and the Company. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Each of the Buyer Parties will be jointly and severally liable for any breach of this Agreement by any Buyer Party (or, following the Closing, the Surviving Corporation) or any other failure by any Buyer Party (or, following the Closing, the Surviving Corporation) to perform and discharge any of its respective covenants, agreements and obligations pursuant to this Agreement.

6.13 Notification of Certain Matters.

(a) Notification by the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of the Buyer Parties to consummate the Merger set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of the Buyer Parties to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to Parent pursuant to this Section 6.13(a).

(b) Notification by Parent. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by the Buyer Parties in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Buyer Parties to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Buyer Parties set forth in this Agreement or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to the Company pursuant to this Section 6.13(b).

(c) Impact of Non-Compliance. The Company’s or the Buyer Parties’ failure to comply with this Section 6.13 will not be taken into account for purposes of determining whether any conditions set forth in Article VII to consummate the Merger have been satisfied or whether any termination rights set forth in Article VII are available.

6.14 Public Statements and Disclosure. The initial press release concerning this Agreement and the Merger of the Company, on the one hand, and the Buyer Parties, on the other hand, will each be reasonably acceptable to the other Party. Thereafter, the Company (other than with respect to the portion of any communication relating to a Company Board Recommendation Change), on the one hand, and the Buyer Parties, on the other hand, will use their respective reasonable best efforts to consult with the other Parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Merger or the transactions contemplated by this Agreement, except that the Company will not be obligated to engage in such consultation with respect to communications that are (i) required by applicable law, regulation or stock exchange rule or listing agreement; (ii) principally directed to employees, suppliers, customers, partners or vendors so long as such communications are consistent with the previous press releases, public disclosures or public statements made jointly by the Parties (or individually if approved by the other Party); (iii) to the extent related to a Superior Proposal, Intervening Event or Company Board Recommendation Change; or (iv) with respect to any actual Legal Proceeding between the Company or its Affiliates, on the one hand, and the Buyer Parties and their Affiliates, on the other hand.

6.15 Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.15, “participate” means that Parent will be kept apprised of proposed strategy and other material decisions and filings with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined), and Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.16 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable law and the rules and regulations of NYSE to cause (a) the delisting of the Company Common Stock from NYSE as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.17 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent will cause the sole stockholder of Merger Sub to execute and deliver to Merger Sub and the Company a written consent approving the Merger in accordance with the DGCL (the “Parent Written Consent”). Parent shall vote or cause to be voted any shares of Company Common Stock beneficially owned by it or any of its Subsidiaries or which it or any of its Subsidiaries has the power to cause to be voted, in favor of the adoption of this Agreement at any meeting of stockholders of the Company at which this Agreement shall be submitted for adoption, including all adjournments, recesses or postponements thereof; provided that, such agreement to vote in favor of the adoption of this Agreement shall terminate, and Parent and its Subsidiaries shall have no obligation with respect thereto, in the event that the Company Board effects a Company Board Recommendation Change.

6.18 Tax Matters.

(a) Neither Parent nor the Company shall, nor shall they permit their respective Subsidiaries to, take any action that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying for the Intended Tax Treatment; provided, however, the parties acknowledge and agree, that if the Merger fails to qualify for the Intended Tax Treatment solely as a result of a change in applicable law after the date of this Agreement, neither party shall be considered in breach of this Section 6.18(a) as a result of taking the actions after such change in applicable law contemplated by this Agreement; provided, further, that in the event of such change in applicable law, the parties shall reasonably cooperate to facilitate the transaction utilizing an alternative structure that leaves the Parent, Company and Company Stockholders in substantially the same economic and tax position had the Merger qualified for the Intended Tax Treatment. Parent and the Company shall report, and shall cause their respective Subsidiaries to report the Merger consistent with the Intended Tax Treatment and none of the parties nor any of their respective Subsidiaries shall take any position for U.S. federal income Tax purposes (and applicable state and local Tax purposes) on any applicable Tax Return or in any applicable Tax contest or audit or in any communication (whether written or unwritten) with any applicable Governmental Authority inconsistent with the Intended Tax Treatment, unless required by a change in applicable law or by a “final determination” within the meaning of Section 1313 of the Code (or any similar provision of state, local or non-U.S. Law).

(b) If a tax opinion is required in connection with the declaration of effectiveness of the Registration Statement, each of Parent and the Company will use its reasonable best efforts and cooperate with one another to obtain such opinion, with such opinion to be prepared by Latham & Watkins LLP as tax counsel to the Company (or by Paul, Weiss, Rifkind, Wharton & Garrison LLP, so long as the opinion provided by Paul, Weiss, Rifkind, Wharton & Garrison LLP is at least at a “should” level). Each of Parent and the Company shall deliver to Latham & Watkins LLP (or Paul, Weiss, Rifkind, Wharton & Garrison LLP) customary Tax representation letters regarding such tax opinion, which are satisfactory to such applicable tax counsel, dated and executed as of the date of the Registration Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by Latham & Watkins LLP (or Paul, Weiss, Rifkind, Wharton & Garrison LLP) in connection with the preparation and filing of the Registration Statement. Parent and the Company shall use reasonable best efforts to provide such other information as reasonably requested by the applicable tax counsel for purposes of providing the tax disclosure in the Registration Statement.

(c) Each party acknowledges and agrees that its obligations to effect the transactions are not subject to the receipt by the Company of a tax opinion with respect to the Intended Tax Treatment.

(d) On or prior to the Closing, the Company shall provide Parent with a certificate, dated within thirty days of the Closing Date and sworn under penalty of perjury, in the form and substance required under Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c), certifying that the Company is not, and has not been (for the applicable period described in Section 897(c)(1)(A)(ii) of the Code), a United States real property holding corporation, together with a notice to be mailed (together with a copy of the certificate) to the Internal Revenue Service in accordance with Treasury Regulation Section 1.897-2(h)(2).

6.19 Repaid Indebtedness. The Company shall use reasonable best efforts to deliver Payoff Deliverables with respect to the Repaid Indebtedness (giving due regard to local market practice in connection with the repayment in full and termination of commitments of a debt facility in the applicable jurisdiction), at least one Business Day prior to the Closing.

6.20 Parent LLCA. At the Closing, Parent shall amend and restate the limited liability company agreement of Parent in its entirety to read as set forth in Exhibit B attached hereto (the “A&R Parent LLCA”) and the A&R LLCA shall become the limited liability company agreement of Parent until thereafter amended in accordance with its terms.

6.21 Support Agreement. Prior to the Closing, the Company (a) without prejudice to the Company’s rights to terminate this Agreement pursuant to Article VIII, shall not agree to or permit any termination, amendment, replacement, or other modification of or supplement to, or waive any of its rights under, the Support Agreement and (b) shall take all available action to enforce all of its rights under the Support Agreement.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of the Buyer Parties and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) of each of the following conditions:

(a) Written Consent. The Company will have received the Written Consent.

(b) Antitrust and Foreign Investment Laws Clearance. (i) The waiting period (and any extensions thereof) applicable to the Merger pursuant to the HSR Act will have expired or otherwise been terminated (including by way of a positive clearance decision) and (ii) the approvals, clearances or expirations of waiting periods under any other applicable Antitrust and Foreign Investment Laws as set forth on Section 6.2(a) of the Company Disclosure Letter will have occurred or been obtained.

(c) No Prohibitive Laws or Injunctions. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, nor will any action have been taken by any Governmental Authority of competent jurisdiction, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that, in each case, prohibits, makes illegal, or enjoins the consummation of the Merger. For the avoidance of doubt, the receipt of a Specified Letter by the Buyer Parties or the Company shall not be the basis for concluding that any conditions set forth in this Article VII to consummate the Merger have not been satisfied.

(d) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Legal Proceedings for that purpose shall have commenced or been threatened in writing by the SEC, unless subsequently withdrawn.

(e) Information Statement/Prospectus. The Information Statement/Prospectus shall have been mailed to the Company Stockholders and at least 20 Business Days shall have elapsed from the date of completion of such mailing.

7.2 Conditions to the Obligations of the Buyer Parties. The obligations of the Buyer Parties to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable law) of each of the following conditions, any of which may be waived exclusively by Parent:

(a) Representations and Warranties.

(i) Other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii), the representations and warranties of the Company set forth in this Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(ii) The representations and warranties set forth in Section 3.1 (other than the second sentence thereof), Section 3.2, Section 3.3(d), the last two sentences of Section 3.7(a), the last sentence of Section 3.7(b), Section 3.7(c) (other than the first sentence thereof), Section 3.7(d) and Section 3.12(a)(ii) that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date).

(iii) The representations and warranties set forth in Section 3.7(a) (other than the last two sentences thereof), Section 3.7(b) (other than the last sentence thereof), the first sentence of Section 3.7(c), and Section 3.25 will be true and correct in all respects as of the Closing Date (in each case (A) without giving effect to any Company Material Adverse Effect or other materiality qualifications; and (B) except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for any inaccuracies that are de minimis in nature and amount.

(b) Performance of Obligations of the Company. The Company will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c) Officer’s Certificate. The Buyer Parties will have received a certificate of the Company, validly executed for and on behalf of the Company and in the name of the Company by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

(d) Company Material Adverse Effect. No Company Material Adverse Effect will have occurred after the date hereof that is continuing.

(e) No Detriment. No approval or clearance set forth on Section 7.1(b) shall have been granted subject to the imposition of a Detriment.

7.3 Conditions to the Obligations of the Company to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) of each of the following conditions, any of which may be waived exclusively by the Company:

(a) Representations and Warranties.

(i) Other than the representations and warranties set forth in Section 4.14(c) and Section 4.15, the representations and warranties of the Buyer Parties set forth in this Agreement will be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for (i) any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement; and (ii) those representations and warranties that address matters only as of a particular date, which representations will have been true and correct as of such particular date, except for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

(ii) The representations and warranties of the Buyer Parties set forth in Section 4.14(c) will be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date, other than to the extent the failure of such representations and warranties to be true and correct as of the Closing (A) is a result of a change in applicable law after the date of this Agreement, (B) does not cause the Merger to fail to qualify for the Intended Tax Treatment, it being understood and agreed that such failure of such representations and warranties to be true and correct as of the Closing will not be considered to cause the Merger to fail to so qualify if Paul, Weiss, Rifkind, Wharton & Garrison LLP opines that the Merger “should” qualify for the Intended Tax Treatment based on customary Tax representation letters which shall be delivered by Parent and the Company which are satisfactory to such counsel, it being further understood that if Parent proposes an alternative structure that could be utilized in lieu of the current transaction structure that leaves all of the Company’s stockholders in substantially the same economic and tax position had the Merger qualified for the Intended Tax Treatment, Parent and the Company shall use reasonable best efforts to implement such alternative structure or (C) is a result of any action taken by the Company, its Affiliates or the Company Stockholders.

(iii) The representations and warranties of the Buyer Parties set forth in Section 4.15 will be true and correct in all respects as of the date hereof and as of the Closing Date as if made and at and as of the Closing Date, except for any inaccuracies that are de minimis in nature and amount.

(b) Performance of Obligations of the Buyer Parties. The Buyer Parties will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by the Buyer Parties at or prior to the Closing.

(c) Officer’s Certificate. The Company will have received a certificate of the Buyer Parties, validly executed for and on behalf of the Buyer Parties and in the respective names of the Buyer Parties by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, at any time prior to the Effective Time if (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, action, statute, rule, regulation or order (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(c) by either Parent or the Company, at any time prior to the Effective Time if the Closing has not occurred by 11:59 p.m., Eastern time, on November 4, 2025 (the “Termination Date”); provided, that, (x) (i) if the Effective Time has not occurred by such date by reason of nonsatisfaction of the condition set forth in Section 7.1(b) or Section 7.1(c) (solely to the extent that the applicable law or Order arises under the Antitrust and Foreign Investment Laws) and (ii) all other conditions in Article VII have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or (to the extent permitted by law) waived, the Termination Date will be automatically extended to February 4, 2026 (and all references to the Termination Date herein shall be as so extended); provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to (i) (A) Parent if the Company has the valid right to terminate this Agreement pursuant to Section 8.1(h); or (B) the Company if Parent has the valid right to terminate this Agreement pursuant to Section 8.1(f); and (ii) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (1) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Termination Date; or (2) the failure of the Closing to have occurred prior to the Termination Date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso); and (y) in the event the Marketing Period has commenced but has not completed as of the time of the Termination Date, the Termination Date may be extended (or further extended) by Parent in its sole discretion by providing written notice thereof to the Company at least one Business Day prior to the Termination Date until four Business Days after the then-scheduled expiration of the Marketing Period;

(d) by Parent, if the Written Consent shall not have been delivered to Parent by the Company by 11:59 p.m., Eastern Time on May 5, 2025;

(e) by the Company, if the Parent Written Consent shall not have been delivered to Merger Sub and the Company by 11:59 p.m., Eastern Time on May 5, 2025;

(f) by Parent, if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) except that (i) if such breach or failure to perform is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(f) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 45 days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(f) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to such termination and (ii) the right to terminate this Agreement pursuant to this Section 8.1(f) will not be available to Parent if it is then in breach of any provision of this Agreement or has failed to perform or comply with, or there is any inaccuracy of, any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, failure to perform or inaccuracy would give rise to the failure of the conditions set forth in Section 7.3(a) or Section 7.3(b);

(g) by Parent at any time prior to the Threshold Date if (i) the Company Board has effected a Company Board Recommendation Change or (ii) the Company Board or the Company has breached in any material respect its obligations under Section 5.3 and, in the case of this clause (ii), such breach is not curable or, if curable is not cured prior to the earlier of (A) the fifth Business Day after written notice thereof is given by Parent to the Company and (B) the date that is three Business Days prior to the Termination Date;

(h) by the Company, if the Buyer Parties have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that (i) if such breach or failure to perform is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(h) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 45 days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(h) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to such termination and (ii) that the right to terminate this Agreement pursuant to this Section 8.1(h) will not be available to the Company if it is then in breach of any provision of this Agreement or has failed to perform or comply with, or there is any inaccuracy of, any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, failure to perform or inaccuracy would give rise to the failure of the conditions set forth in Section 7.2(a) or Section 7.2(b);

(i) by the Company, if (i) the Marketing Period has ended and all of the conditions set forth in Section 7.1 or Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), (ii) Parent and Merger Sub have failed to consummate the Merger at the Closing at the time required pursuant to Section 2.3, (iii) the Company has irrevocably notified Parent in writing that (y) the Company is ready, willing and able to consummate, and will consummate, the Merger and (z) all conditions set forth in Section 7.1 and Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that it is irrevocably waiving any unsatisfied conditions set forth in Section 7.1 and Section 7.3 and (iv) Parent or Merger Sub fail to consummate the Merger within three Business Days of the receipt of the notice contemplated by clause (iii) of this sentence; or

(j) by the Company, at any time prior to the Threshold Date if (i) the Company has received a Superior Proposal; (ii) the Company Board has authorized the Company to enter into a definitive Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal; (iii) the Company has complied in all material respects with Section 5.3 with respect to such Superior Proposal; and (iv) concurrently with such termination the Company pays the Company Termination Fee due in accordance with Section 8.3(b).

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b) Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except that the Confidentiality Agreement, Section 6.6(d), Section 6.6(e), Section 6.14, this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the foregoing, but subject to this Section 8.2(b) and Section 8.3, nothing in this Agreement will relieve any Party from any liability for any willful and material breach of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Section 8.3 or as otherwise expressly provided herein, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Exchange Agent.

(b) Company Payments.

(i) If (A) this Agreement is validly terminated pursuant to Section 8.1(d) or Section 8.1(f); (B) at the time of such termination, the Company is not then able to terminate this Agreement pursuant to Section 8.1(b) and the conditions set forth in Section 7.3(a) and Section 7.3(b) would be satisfied if the date of such termination was the Closing Date; (C) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(d) or Section 8.1(f), as applicable, an Acquisition Proposal for an Acquisition Transaction has been publicly announced or publicly disclosed and not withdrawn or otherwise abandoned; and (D) within one year following the termination of this Agreement pursuant to Section 8.1(d) or Section 8.1(f), as applicable, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction which is ultimately consummated, then the Company will concurrently with the consummation of such Acquisition Transaction pay or cause to be paid to Parent (or as directed by Parent) an amount equal to $339,883,891 (the “Company Termination Fee”). For purposes of this Section 8.3(b)(i), all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%”.

(ii) If this Agreement is validly terminated pursuant to Section 8.1(g), then the Company must promptly (and in any event within two Business Days) following such termination pay or cause to be paid to Parent (or as directed by Parent) the Company Termination Fee.

(iii) If this Agreement is validly terminated pursuant to Section 8.1(j), then the Company must prior to or concurrently with such termination pay or cause to be paid to Parent (or as directed by Parent) the Company Termination Fee.

(c) Parent Payments. If this Agreement is validly terminated by (i) the Company pursuant to Section 8.1(h) or Section 8.1(i) or (ii) Parent pursuant to Section 8.1(c) and at such time the Company had the right to terminate this Agreement pursuant to Section 8.1(h) or Section 8.1(i), then Parent shall promptly, but in no event later than two Business Days after termination of this Agreement, pay to (or cause to be paid to) the Company an amount equal to $534,103,258 (the “Parent Termination Fee”).

(d) Single Payment Only. The Parties acknowledge and agree that in no event will the Company or Parent be required to pay the Company Termination Fee or Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e) Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of this Agreement and the Merger, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) or Parent fails to promptly pay any amount due pursuant to Section 8.3(c) and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof or Parent for the amount set forth in Section 8.3(c) or any portion thereof, the Company will pay to Parent (or as directed by Parent) or Parent will pay to the Company (or as directed by the Company), as the case may be, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of 5% plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable law. All payments under this Section 8.3 shall be made by the Company to Parent (or as directed by Parent) or Parent to the Company (or as directed by the Company), as the case may be, by wire transfer of immediately available funds to an account designated by Parent in writing to the Company.

(f) Parent Exclusive Remedy. Notwithstanding anything in this Agreement to the contrary, subject in all respects to Section 8.2(b) and this Section 8.3, and subject to the Company’s right prior to the valid termination of this Agreement to obtain specific performance and equitable relief rights in accordance with Section 9.8, (i) the Company’s right to receive payment of the Parent Termination Fee pursuant to Section 8.3(c), any interest and other amounts payable pursuant to Section 8.3(e) and the amount of any indemnification and expense reimbursement payable pursuant to Section 6.6(d) and Section 6.6(e) shall be the sole and exclusive monetary damages remedy of the Company or any of its Affiliates or representatives (collectively, the “Company Related Parties”) against (A) Parent, (B) Merger Sub, (C) any of their respective former, current or future officers, directors, partners, stockholders, equity holders, managers, members and Affiliates (the Persons described in the foregoing clauses (A), (B) and (C), collectively, the “Parent Related Parties”) and (D) Debt Financing Sources, in each case, for any breach, loss suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform or comply with (in any case, whether willfully, intentionally, knowingly or otherwise) the terms of this Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Guaranty, the failure of the transactions contemplated hereby to be consummated or otherwise relating to or arising out of this Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Guaranty or the transactions contemplated hereby, (ii) upon payment of the Parent Termination Fee (or damages in an amount up to the Parent Damage Cap), none of the Parent

Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except (x) monetary damages awarded by a court of competent jurisdiction for a breach of the Confidentiality Agreement by the Parent Related Party thereto and (y) any interest and other amounts payable pursuant to Section 8.3(e) and the amount of any indemnification and expense reimbursement payable pursuant to Section 6.6(d) and Section 6.6(e). Notwithstanding anything to the contrary in this Agreement or any other Transaction Documents or otherwise, but subject in all respects to Section 9.16 (including the limitations set forth therein), the maximum aggregate liability, whether in equity or at law, in Contract, in tort or otherwise, together with any payment in connection with this Agreement or otherwise, of the Parent Related Parties collectively (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages, or monetary damages in lieu of specific performance) (1) under this Agreement or other Transaction Document or otherwise, (2) in connection with the failure of the Merger or any other transaction contemplated hereby to be consummated or (3) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document or otherwise, shall not exceed an amount equal to the sum of the Parent Termination Fee and any interest and other amounts payable pursuant to Section 8.3(e) and indemnification and expense reimbursement payable pursuant to Section 6.6(d) and Section 6.6(e), and, if in order to obtain such payment under this Section 8.3, Parent commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof, (i) Parent’s reasonable and documented out-of-pocket costs (including attorneys’ fees) in connection with any such Legal Proceeding and any interests payable thereon (the “Parent Damage Cap”). In no event shall the Company Related Parties seek, directly or indirectly, to recover against the Parent Related Parties, or compel payment by the Parent Related Parties of, any damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of the Parent Damage Cap (except for monetary damages in connection with claims in connection with rights under the Confidentiality Agreement).

8.4 Amendment. Subject to applicable law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Buyer Parties and the Company (pursuant to authorized action by the Company Board), except that in the event that the Company has received the Written Consent, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval.

8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company and the Buyer Parties contained in this Agreement will terminate at the Closing, except that any covenants that by their terms survive the Closing will survive the Closing in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by hand or by email transmission, in each case to the intended recipient as set forth below:

(a)	if to the Buyer Parties to:

Beach Acquisition Co Parent, LLC

c/o 3G Capital Inc.

600 Third Avenue, 37th Floor

New York, NY 10016

Attention:	Asna Afzal
Email:	[***]

with a copy (which will not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention:	Scott A. Barshay
Laura C. Turano
Dotun Obadina
Email:	sbarshay@paulweiss.com
lturano@paulweiss.com
dobadina@paulweiss.com

(b)	if to the Company (prior to the Effective Time) to:

Skechers U.S.A., Inc.

228 Manhattan Beach Boulevard

Manhattan Beach, California 90266

Attention:	General Counsel
Email:	[***]

with a copy (which will not constitute notice) to:

Latham & Watkins LLP

10250 Constellation Blvd., Suite 1100

Los Angeles, California 90067

Attention:	Steven B. Stokdyk
Joshua M. Dubofsky
Andrew Clark
Email:	Steven.Stokdyk@lw.com
Josh.Dubofsky@lw.com
Andrew.Clark@lw.com

Any notice received by email at the addressee’s email address or otherwise at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or email address through a notice given in accordance with this Section 9.2, except that notice of any change to the address, email address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, except that following the Effective Time (a) the Buyer Parties will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement, including by Parent transferring its interests in Merger Sub, (i) in connection with a merger or consolidation involving the Buyer Parties or other disposition of all or substantially all of the assets of the Buyer Parties or the Surviving Corporation; or (ii) to any of their respective Affiliates; and (b) the Buyer Parties will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement to the lenders party to Parent’s credit facilities from time to time (including for purposes of creating a security interest herein or otherwise assign as collateral in respect of obtaining financing to consummate the transactions contemplated by this Agreement), it being understood that, in each case, such assignment will not impede or delay the consummation of the Merger or otherwise materially impede the rights of the holders of shares of Company Common Stock and Company Equity Awards pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Notwithstanding anything contained in this Agreement to the contrary, Parent or Merger Sub may assign this Agreement to any Subsidiary of Parent or Merger Sub or to any Debt Financing Source (including, for the avoidance of doubt, any permitted successor or assign thereof) to Parent or any Subsidiary or Affiliate thereof as security for obligations to such Debt Financing Source in respect of the financing arrangements entered into in connection with the transactions contemplated hereby and any refinancings, extensions, refundings or renewals thereof; provided, that no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder and no such assignment is reasonably expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

9.4 Confidentiality. The Buyer Parties and the Company hereby acknowledge that Parent and the Company have executed that certain confidentiality agreement dated as of December 19, 2024 (the “Confidentiality Agreement”), that will continue in full force and effect in accordance with its terms. Each of the Buyer Parties and their respective Representatives will hold and treat all documents and information concerning the Company Group furnished or made available to the Buyer Parties or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each of the Buyer Parties agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto. Notwithstanding the foregoing, Parent shall be permitted to disclose any non-public or other confidential information provided by the Company Group or their respective Affiliates pursuant to this Section to rating agencies and prospective lenders and investors during syndication of the Debt Financing contemplated by the Debt Commitment Letter, subject to customary confidentiality undertakings, which shall, in any event, require “click through” or other affirmative action by the recipient acknowledging the confidentiality of such information.

9.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Equity Commitment Letter, the Guaranty, the Confidentiality Agreement and the Company Disclosure Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.6 Third Party Beneficiaries. Except as set forth in Section 6.10, this Section 9.6 and Section 9.15, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.10; (b) if a court of competent jurisdiction has declined to grant specific performance and has instead granted an award of damages, then the Company may enforce such award and seek additional damages on behalf of the holders of shares of Company Common Stock and Company Equity Awards (which the Buyer Parties acknowledge and agree may include damages based on a decrease in share value or lost premium); (c) if any of the Buyer Parties wrongfully terminate or willfully breach this Agreement, then, following the termination of this Agreement, the Company may seek damages and other relief (including equitable relief) on behalf of the holders of shares of Company Common Stock and Company Equity Awards (which the Buyer Parties acknowledge and agree may include damages based on a decrease in share value or lost premium); and (d) from and after the Closing, the rights of the holders of shares of Company Common Stock and Company Equity Awards, to receive the consideration set forth in Article II. The rights granted pursuant to clause (c) of the second sentence of this Section 9.6 will only be enforceable on behalf of the holders of shares of Company Common Stock and Company Equity Awards by the Company, in its sole and absolute discretion, as agent for such holders, and it is understood and agreed that any and all interests in such claims will attach to such shares of the Company Common Stock and Company Equity Awards, and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith and) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to such holders as of any date determined by the Company; or (B) retained by the Company for the use and benefit of the Company Group in any manner that the Company deems fit.

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect, and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8 Remedies.

(a) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company may pursue both a grant of specific performance and monetary damages, under no circumstances will the Company be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including any monetary damages in lieu of specific performance).

(b) Specific Performance.

(i) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement, the Equity Commitment Letter or the Guaranty (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement, the Equity Commitment Letter or the Guaranty) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement, the Equity Commitment Letter or the Guaranty and to enforce specifically the terms and provisions hereof; and (B) the right of specific enforcement is an integral part of this Agreement and the Merger and without that right, neither the Company nor the Buyer Parties would have entered into this Agreement. It is explicitly agreed that the Company shall have the right to seek an injunction, specific performance or other equitable remedies in connection with enforcing the Buyer Parties’ obligations to consummate the Merger.

(ii) The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches of this Agreement, the Equity Commitment Letter or the Guaranty by the Company, on the one hand, or Parent, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Buyer Parties pursuant to this Agreement, the Equity Commitment Letter or the Guaranty. Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance or any other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement, the Equity Commitment Letter or the Guaranty and to enforce specifically the terms and provisions of this Agreement, the Equity Commitment Letter or the Guaranty will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

(iii) Notwithstanding the foregoing, the Parties hereby further acknowledge and agree that prior to the Closing, the Company will be entitled to an injunction, specific enforcement and other equitable relief requiring Parent or Merger Sub to consummate the Merger on the terms and conditions in this Agreement (including to cause Parent to exercise its rights to enforce the obligations of Guarantor under the Equity Commitment Letter in order to cause the Equity Financing to be funded in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter) if, and only if, (i) all conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) have been satisfied or waived and remain so satisfied or waived and Parent fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.3, (ii) the Debt Financing has been funded or will be funded at the Closing if the amounts under the Equity Commitment Letter are funded at the Closing (for purposes of this clause (ii), if any amounts committed under the Debt Commitment Letter have been funded into escrow, such amounts will not be considered funded until released from escrow), and (iii) the Company has irrevocably confirmed in a written notice to Parent that (x) all conditions set forth in Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that it has irrevocably waived any unsatisfied conditions set forth in Section 7.3 and (y) if specific performance is granted and the Financing is funded at the Closing, it is ready, willing and able to close the Merger. For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, under no circumstances will the Company, directly or indirectly, be entitled to receive both a grant of injunction, specific performance or other equitable remedy to consummate the Closing, on the one hand, and payment of the Parent Termination Fee pursuant to Section 8.3(c), on the other hand.

9.9 Governing Law. This Agreement shall be governed by and interpreted and construed in accordance with the laws of the State of Delaware. Any and all claims, controversies, and causes of action arising out of or relating to this Agreement, whether sounding in contract, tort, or statute, shall be governed by the internal laws of the State of Delaware, including its statutes of limitations, without giving effect to any conflict-of-laws or other rules that would result in the application of the laws or statutes of limitations of a different jurisdiction.

9.10 Consent to Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware (and any appellate court therefrom) or, if any federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware (and any appellate court therefrom)) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement or the transactions contemplated hereby; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement or the transactions contemplated hereby will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each of the Buyer Parties and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

9.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.13 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed (including by electronic signature) by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.14 No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative and that each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect and nothing set forth in any provision herein will in any way be deemed to limit the scope, applicability or effect of any other provision hereof.

9.15 Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Affiliates and the other Company Group, hereby (a) agree that any suit, action, audits, investigations, examinations, inquiries or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such suit, action, audits, investigations, examinations, inquiries or proceeding to the exclusive jurisdiction of such court, (b) agree that any such suit, action, audits, investigations, examinations, inquiries or proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), (c) agree not to bring or support any suits, claims, charges, actions, audits, investigations, examinations or inquiries of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) irrevocably waive, to the fullest extent that they may effectively do so, the defense of an inconvenient forum to the maintenance of such suit, action, audits, investigations, examinations, inquiries or proceeding in any such court, (e) knowingly, intentionally and voluntarily waive to the fullest extent permitted by applicable law trial by jury in any suit, action, audits, investigations, examinations, inquiries or proceeding brought against any Debt Financing Source in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) agree that none of the Debt Financing Sources will have any liability or obligation to the Company Group or their respective Affiliates relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (g) agree that the Debt Financing Sources are express third-party beneficiaries of, and may enforce, Section 8.3(f), the last sentence of Section 9.3 and this Section 9.15 (collectively, the “Lender Protective Provisions”), and (h) agree that the Lender Protective Provisions (including the defined terms used in any Lender Protective Provision to the extent directly relevant to the Debt Financing Sources in such Lender Protective Provision)

shall not be amended, waived or otherwise modified, in each case, in any way that is adverse to the Debt Financing Sources without the prior written consent of Debt Financing Sources party to the Debt Commitment Letter. Notwithstanding anything to the contrary herein, nothing in this Agreement shall impact the rights of Parent, Merger Sub and their respective Affiliates, or the obligations of the Debt Financing Sources, under the Debt Commitment Letter, the Debt Financing Fee Letter or any Definitive Debt Financing Agreements.

9.16 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Parties agree and acknowledge that this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement or any breach (whether willful, intentional, unintentional or otherwise) of any representation, warranty, covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith may only be made against the entities that are expressly identified as parties hereto, and no Parent Related Parties (other than those expressly identified as parties hereto or as parties to the Equity Commitment Letter or the Guaranty) shall have any liability for any obligations or liabilities to the parties to this Agreement or for any claim (whether in tort, contract or otherwise, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other law, including under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or other Environmental Laws), based on, arising out of or relating to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby and thereby or any breach (whether willful, intentional, unintentional or otherwise) of any representation, warranty, covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

BEACH ACQUISITION CO PARENT, LLC

By:	/s/ Daniel Schwartz
Name: Daniel Schwartz
Title: Authorized Signatory

BEACH ACQUISITION MERGER SUB, INC.

By:	/s/ Daniel Schwartz
Name: Daniel Schwartz
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

SKECHERS U.S.A., INC.

By:	/s/ John Vandemore
Name: John Vandemore
Title: Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

[Intentionally Omitted]

Exhibit B

[Intentionally Omitted]

Exhibit C

[Intentionally Omitted]